As filed with the Securities and Exchange Commission on December 27, 2002


                                                             File No. 333-100389
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------


                                 AMENDMENT NO. 2


                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------
                            CAPSOURCE FINANCIAL, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

        COLORADO                       7350                     84-1334453
------------------------   ----------------------------   ----------------------
(State of Incorporation)   (Primary Standard Industrial      (I.R.S. Employer
                            Classification Code Number)   Identification Number)

      FRED BOETHLING                                       STEVEN REICHERT,
        PRESIDENT                                         VICE PRESIDENT AND
 2305 CANYON BOULEVARD                                     GENERAL COUNSEL
        SUITE 103                                         1729 DONEGAL DRIVE
BOULDER, COLORADO 80302                                WOODBURY, MINNESOTA 55125
     (303) 245-0515                                         (651) 578-1757

   (Address and telephone number of registrant's principal executive offices)

                                   ----------
                          COPIES OF COMMUNICATIONS TO:
                                  DAVID B. DEAN
                               E. PATRICK SHRIVER
                       Rider, Bennett, Egan & Arundel LLP
                            2000 Metropolitan Centre
                            333 South Seventh Street
                              Minneapolis, MN 55402
                         (612) 340-8916, (612) 340-7943

        APPROXIMATE DATE OF PROPOSED COMMENCEMENT OF SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================== ==================== ============================ ====================== ===================
       TITLE OF EACH CLASS OF             AMOUNT TO BE       PROPOSED MAXIMUM OFFERING     PROPOSED MAXIMUM         AMOUNT OF
     SECURITIES TO BE REGISTERED           REGISTERED           PRICE PER SHARE (1)       AGGREGATE OFFERING     REGISTRATION FEE
                                                                                               PRICE (1)
-------------------------------------- -------------------- ---------------------------- ---------------------- -------------------
Common Stock, $.01 par value per            3,000,000                  $1.75                  $5,250,000               $483
share
-------------------------------------- -------------------- ---------------------------- ---------------------- -------------------
Total Registration Fee                                                                                                 $483
====================================== ==================== ============================ ====================== ===================

(1) The proposed maximum offering price is estimated solely for the purpose of determining the registration fee calculated pursuant to Rule 457(o).

                         -------------------------------
         THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                            CAPSOURCE FINANCIAL, INC.
                                    FORM SB-2
                              CROSS REFERENCE SHEET

FORM SB-2 ITEM NO. AND CAPTION
   1. Front of Registration Statement and Outside
      Front Cover of Prospectus                                      Outside Front Cover Page
   2. Inside Front and Outside Back Cover Pages of
      Prospectus                                                     Page 1 and Outside Back Cover Page of Prospectus
   3. Summary Information and Risk Factors                           Prospectus Summary; Risk Factors
   4. Use of Proceeds                                                Use of Proceeds
   5. Determination of Offering Price                                Determination of Offering Price
   6. Dilution                                                       Dilution
   8. Plan of Distribution                                           Plan of Distribution
   9. Legal Proceedings                                              Legal Proceedings
  10. Directors, Executive Officers, Promoters and
      Control Persons                                                Management
  11. Security Ownership of Certain Beneficial Owners
      and Management                                                 Principal Stockholders
  12. Description of Securities                                      Description of Securities
  13. Interest of Named Experts and Counsel                          Interest of Named Experts and Counsel
  14. Disclosure of Commission Position on Indemnification           Commission Position on Indemnification for Securities
      for Securities Act Liabilities                                 Act Liabilities
  15. Organization Within Last Five Years                            Organization Within Last Five Years
  16. Description of Business                                        Business
  17. Management's Discussion and Analysis or Plan of                Management's Discussion and Analysis of Financial
      Operation                                                      Condition and Results of Operations
  18. Description of Property                                        Description of Property
  19. Certain Relationships and Related Transactions                 Certain Relationships and Related Transactions
  20. Market for Common Equity and Related Stockholder               Market for Common Equity and Related Stockholder
      Matters                                                        Matters, Shares Eligible for Future Sale
  21. Executive Compensation                                         Executive Compensation
  22. Financial Statements                                           Financial Statements
  23. Changes in and Disagreements With Accountants on
      Accounting and Financial Disclosure                            None

PROSPECTUS
----------

                            CAPSOURCE FINANCIAL, INC.
                        3,000,000 SHARES OF COMMON STOCK
                                 $1.75 PER SHARE
                      PROPOSED BULLETIN BOARD SYMBOL: CPSF


         We are offering to the public up to 3,000,000 shares of common stock, $.01 par value per share of CapSource Financial, Inc., a Colorado corporation. We plan to continue the offering until all the shares are sold or for four (4) months, whichever occurs first. Until a minimum of $525,000 has been received, all proceeds will be held in an interest-bearing escrow account with the independent escrow agent, Vectra Bank Colorado. If we don't sell a minimum of $525,000, all amounts will be refunded with interest and without deductions, and this offering will terminate. Officers, directors and promoters can purchase shares for the purpose of meeting this requirement.


         This is our initial public offering, and no public market currently exists for our shares. The initial offering price of the shares of common stock offered in this offering has been arbitrarily determined. The offering price might not reflect the market price of our shares after the offering.

                                   ----------

         AN INVESTMENT IN OUR SECURITIES IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE OUR SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN MATTERS THAT YOU SHOULD CONSIDER CAREFULLY PRIOR TO PURCHASING ANY OF OUR SECURITIES.

                                   ----------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS COMPLETE OR TRUTHFUL. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The information contained in this prospectus is subject to completion or amendment. We have filed a registration statement with the Securities and Exchange Commission relating to the securities offered in this prospectus. We can't sell or accept any offers to buy these securities before the registration statement becomes effective. This prospectus is not an offer to sell or solicitation of an offer to buy any securities. We can't sell these securities in any state where an offer, solicitation or sale would be unlawful before we register or qualify the securities for sale in that state.

=========================================== ================= ============================= ========================================
                                                PRICE TO
                                                 PUBLIC                                              PROCEEDS TO CAPSOURCE
------------------------------------------- ----------------- ----------------------------- ----------------------------------------
Per Share.........................               $1.75                                                       $1.75
------------------------------------------- ----------------- ----------------------------- ----------------------------------------
Total.............................             $5,250,000                                                  $5,149,000
=========================================== ================= ============================= ========================================

         We are offering the common stock on a best efforts basis through our officers and directors who will not be paid any commissions. The table above calculates proceeds after deducting offering expenses that we estimate to be $101,000 for filing fees, legal and accounting fees and printing costs.


                The date of this Prospectus is December 27, 2002

                               PROSPECTUS SUMMARY

         Since this is a summary, it doesn't contain all the information that may be important to you. You should read the entire Prospectus before you decide to invest. Unless we say otherwise, the information in this Prospectus does not give effect to the exercise of options that have been reserved but not issued under our 2001 Omnibus Stock Option and Incentive Plan, or warrants granted officers, directors and consultants. Throughout this Prospectus we will refer to CapSource Financial, Inc as CapSource, we or us.


                                    CAPSOURCE

         CapSource was incorporated on February 16, 1996 as a Colorado corporation under the name Mexican-American-Canadian Trailer Rentals, Inc. Our goal was to take advantage of NAFTA and the increased economic activity that NAFTA triggered when the world's largest free trade area was created by linking 406 million people in Mexico, the U.S. and Canada producing more than $11 trillion worth of goods and services. (Source: Office of the United States Trade Representative, NAFTA AT SEVEN).

         Mexico is now the United States' second largest trading partner with an average of $650 million in goods crossing the border each day. (Source: Fact Sheet on NAFTA, The White House, President George W. Bush, April 22, 2001). The Federal Reserve Bank of Dallas has reported that over the past fifteen years U.S. trade with Mexico has increased 400 percent - from $48 billion to $239 billion. According to President George W. Bush, NAFTA has brought about a "truly remarkable expansion of trade and investment among our countries" and "Mexico, is an incredibly important part of the future of the United States."

         The vast majority of this trade moves by truck. (Source: U.S. Bureau of Transportation Statistics). U.S. Customs Service statistics show that border crossings of trucks between the United States and Mexico have increased almost 200% since the passage of NAFTA in 1994. We have invested in equipment essential to the Mexican trucking industry in the belief that NAFTA fosters an environment of confidence and stability necessary to make long-term investments.

         We are a holding company engaged in two principal lines of business. We conduct each of those two lines of business through two, separate, wholly-owned subsidiaries as follows: Rentas y Remolques de Mexico, S.A. de C.V. d/b/a REMEX leases over-the-road truck trailers in Mexico; and Remolques y Sistemas Aliados de Transportacion, S.A. de C.V. d/b/a RESALTA markets and distributes Hyundai truck trailers in Mexico under an agreement granting us the exclusive right to do so. See Risk Factors.

         Through REMEX, we own and manage a lease/rental fleet of over-the-road truck trailers and related equipment. Our lease/rental fleet consists primarily of dry vans, flat beds and trailer dollies. As of September 30, 2002, REMEX owned 182 units, of which 177 were under lease, resulting in a 97% utilization rate. The 182 units cost approximately $3,200,000. The expected lease revenue from these units is approximately $2,400,000 over the lease terms. All leases are operating leases having an average term of 50 months. When the original leases expire, we expect to re-lease or sell the equipment and to realize substantial additional revenue as a result.

         Through RESALTA, we have the exclusive right to sell Hyundai truck trailers and related equipment in Mexico from Hyundai Translead, a subsidiary of the Korean construction, engineering and manufacturing company. RESALTA distributes Hyundai products through a number of locations across Mexico. RESALTA was organized in April 2001 and began operations with its first sale of a trailer in August 2001. As of September 30, 2002, RESALTA had sold 164 units, representing sales of approximately $3.2 million. Fifteen of those units were sold to REMEX for its lease fleet.

         Since September 30, 2002, REMEX and RESALTA have continued to improve their operating results. In October of 2002, RESALTA sold a total of 40 units (including 21 units to REMEX) representing sales of approximately $760,000. RESALTA has ordered an additional 145 trailers from Hyundai at a cost of approximately $2.4 million for delivery in November and December 2002. These trailers will be financed partially by customer advance payments, and by short-term credit which we expect will be granted by Hyundai. Based upon its sales to date and the additional trailers ordered, we believe that RESALTA already is one of the largest, if not the largest, Hyundai trailer dealers.

         As of November 18, 2002, REMEX had increased its lease/rental fleet to 203 units, of which 175 were under lease for a utilization rate of 86%. The 203 units cost approximately $3,600,000 and were financed by issuing unsecured convertible and non-convertible notes and common stock in exchange for cash. The temporary reduction in the utilization rate is the result of REMEX adding 21 units to the lease fleet in October, some of which still were in the process of being delivered to customers and were not yet in service under lease contracts. In addition, some previously leased units were being moved to new customers, and were not yet under new leases.

         On November 27, 2002, President George W. Bush announced his decision to open U.S. highways to Mexican trucks beyond the 20-mile commercial border zones, which is the current limitation for Mexican trucks entering the United States. Motor carriers domiciled in Mexico operating in the United States will be subject to the same Federal and State laws, regulations and procedures, including safety regulations that apply to carriers domiciled in the United States. President Bush's decision complies with a provision of NAFTA. Mexican rigs currently transfer their cargo to U.S. trucks that carry the loads to points within the United States. Barring a successful legal challenge to the President's ruling, Mexican trucks could begin operating in the U.S. within one month. We believe that allowing Mexican trucks into the United States will further increase demand for our products and services.

         As is the custom in Mexico, each of the primary operating subsidiaries has an associated service company. The assets reside in the primary operating subsidiary while employees are employed by the service company. The sole purpose for the service company subsidiaries is to hire and retain the employees who provide the services. The service companies have a service contract with the operating companies and invoice them for the total personnel costs incurred on a monthly basis. This operating structure, which is the common business practice in Mexico, is done as part of a financial and tax planning tool to limit certain personnel costs and related tax liabilities. The service company for REMEX is Opciones Integrales de Arrendamiento, S.A. de C.V., and the service company for RESALTA is Operador de Servicios Administratives Integrales, S.A. de C.V. All of the operating subsidiaries and service companies are located in Mexico City and are wholly-owned by CapSource. However, because Mexican law requires that all Mexican companies have a Mexican shareholder, Lynch Grattan, our director of Mexican operations, holds one share of each of REMEX, RESALTA and their respective service companies to comply with Mexican law. Throughout this document, the terms REMEX and RESALTA include their respective service companies.

         Our business was incorporated in 1996 but conducted only limited operations until 1998. We took control of our predecessor in 1998 with the goal of building a leasing company concentrating on transportation equipment for the Mexican market. We have concentrated our efforts in and around Mexico City, the primary business hub in Mexico. We intend to continue to expand our leasing business in the future through the acquisition of additional equipment for our lease fleet and the acquisition of other leasing companies in the truck trailer market.

         In 2001 we entered the transportation equipment sales business by securing the right from Hyundai to sell and distribute its line of refrigerated dry vans and dry van trailers in Mexico. We plan to expand our transportation equipment sales business by establishing dealer arrangements with third parties as well as direct sales by our sales force.

         In addition to our operating offices in Mexico, we have corporate offices in Boulder, Colorado and St. Paul, Minnesota.

          AN INVESTMENT IN THESE SECURITIES IS SPECULATIVE AND INVOLVES
                   A HIGH DEGREE OF RISK. SEE "RISK FACTORS."


                                  THE OFFERING

         The share totals in the table below do not include: approximately 750,775 shares of common stock that could be issued if all the convertible notes are converted; 565,000 shares that could be issued if outstanding warrants issued to officers, directors and others are exercised; and 550,000 shares reserved for issuance under our 2001 Stock Option Plan.

SECURITIES OFFERED                          3,000,000 shares of common stock.

Common Stock Outstanding Before Offering    7,877,038 shares of common stock.

Common Stock Outstanding if 100%            10,877,038 shares of common stock.
of Offering Sold

Common Stock outstanding if 50%             9,377,038 shares of common stock.
of Offering Sold

Use of Proceeds                             We expect to use the net proceeds
                                            from the offering to expand REMEX's
                                            lease/rental fleet, develop
                                            facilities, acquire additional
                                            inventory of Hyundai trailers for
                                            distribution by RESALTA, and for
                                            working capital.

                        SUMMARY CONSOLIDATED INFORMATION

         The following is a summary, has not been audited and is subject to our financial statements found elsewhere in this prospectus.


SUMMARY CONSOLIDATED INFORMATION

                                            NINE MONTHS ENDED SEPTEMBER 30      YEAR ENDED DECEMBER 31
                                              ---------------------------     ---------------------------
                                                  2002            2001            2001            2000
                                              -----------     -----------     -----------     -----------
RESULTS OF OPERATIONS
Total revenue                                 $ 3,394,217         481,026       1,037,444         402,521
Operating loss                                   (553,453)       (864,225)     (1,405,475)       (613,906)
Net loss                                         (823,612)       (922,783)     (1,922,477)       (641,130)
---------------------------------------------------------------------------------------------------------

BASIC AND DILUTED LOSS PER SHARE              $     (0.10)          (0.13)          (0.28)          (0.13)
SHARES USED IN COMPUTING PER SHARE AMOUNTS      7,845,237       6,952,838       6,957,881       5,064,125
---------------------------------------------------------------------------------------------------------

FINANCIAL POSITION

Equipment, net                                $ 2,324,205       2,319,856       2,210,908       1,620,897
Total assets                                    3,743,854       3,390,952       3,295,131       2,454,545
Long-term debt, net of discount                 1,030,609         953,546         896,631              --
Stockholders' equity                            1,468,517       1,668,283       1,932,379       2,343,786
---------------------------------------------------------------------------------------------------------

SELECTED DATA

Working capital                               $   139,568         807,258         605,153         720,761
Capital expenditures                              499,569       1,466,885       1,122,469         562,895
Depreciation and amortization                     207,974         304,009         402,696         258,745
----------------------------------------------------------------------------------------------------------

Working capital is defined as total current assets less total current liabilities.

Capital expenditures include the costs of acquiring trailer and semi-trailer equipment for the REMEX lease/rental pool, computers, office equipment and company vehicles.

                                  RISK FACTORS


         An investment in the common stock is speculative, involves a high degree of risk and is suitable only for persons who have no need for liquidity and who can afford the loss of their entire investment. A prospective investor should carefully consider the following risk factors in addition to the other information in this Prospectus:


WE HAVE EXPERIENCED LOSSES IN 2000 AND 2001, AND CAN OFFER NO ASSURANCE THAT WE WILL ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE.

         We recorded operating losses of $1,405,474 for the year ended December 31, 2001 and $613,906 for the year ended December 31, 2000. In 2000, our losses were caused primarily by spending at the parent company level to restructure and finance REMEX, our leasing operation in Mexico, and to staff the parent company to develop and implement our strategic plan. Our operating loss in 2001 included the start-up costs to establish RESALTA, our Mexican trailer sales and distribution subsidiary. RESALTA incurred operating losses of approximately $370,397 for the nine months ended September 30, 2002, and approximately $689,000 for the year ended December 31, 2001.

         We recorded net losses of $1,922,477 for the year ended December 31, 2001 and $641,130 for the year ended December 31, 2000. Our net loss in 2001 included increased interest expense on increased debt, and other expenses related to our withdrawn initial public offering. We recorded net losses of $823,612 for the nine months ended September 30, 2002 and $922,783 for the nine months ended September 30, 2001. We have recorded $5,254,570 cumulative losses since our inception.


WE WILL LIKELY NEED ADDITIONAL CAPITAL IN THE FUTURE.

         We believe that the net proceeds of this offering and expected cash flows from operations will be enough to meet our capital needs for the next 12 months. We believe that the existing indebtedness of approximately $1.2 million that matures in the next 12 months will either convert to common stock or be renewed, or we will have to seek additional replacement financing. In addition, we expect to seek debt financing after the completion of this offering to pursue our more rapid expansion strategy. We can offer no assurance that we will not require additional financing before or after that time. Future financing may result in dilution to holders of the common stock. Our cash needs may be different from our estimates if we can't generate anticipated cash flows from lease contracts and distributor earnings or if we spend more for acquisitions than currently anticipated. No assurance can be given that our estimates of our cash needs will prove accurate, that we will be able to obtain additional financing when needed, or at all, or that if we obtain financing, it will be on terms favorable or acceptable to us. If we are unable to obtain additional financing when needed, we would significantly scale back expansion plans and, depending upon cash flows from our existing business, reduce the scope of our operations.

         To fully implement our business plan, CapSource, REMEX and RESALTA will require funding in addition to the sale of common stock in this offering. Our history of operations may make it difficult for us to obtain that financing. If we are unable to obtain additional funding from the sale of our shares or from other sources, our business could be negatively effected. We cannot assure you that our operations will be profitable. You may lose your entire investment.


WE OPERATE AS A HOLDING COMPANY AND WILL BE SUBJECT TO THE RISKS INHERENT IN THAT STRUCTURE.

         These risks include, among other things:

o the inability to collect enough service fees from our subsidiary companies to cover our costs;
o    the inability to make future acquisitions of profitable subsidiaries;
o    the inability to provide enough funding for the growth of our subsidiaries;
o    the inability to realize distributions from our subsidiaries;
o the inability to realize liquidity through the sale of our subsidiaries to or merger with third parties; and
o the inability to recover Mexican withholding taxes on dividend and other distributions.

         Many of the risks associated with running our subsidiaries, currently REMEX and RESALTA, and those of future acquisitions, become our risks.

         Through REMEX we will be subject to all operating risks common to the leasing and rental industries. These risks include, among other things:

o increases in operating costs due to inflation and other factors, which increases may not be offset by increases in lease/rental rates;
o    adverse effects of general, local and international economic conditions;
     and
o our trailers are subject to accidents and theft, and while these occurrences may be covered by insurance, the proceeds we may actually recover could be less than the book value of the asset.

         These factors could adversely affect the operations and the ability of REMEX and us to generate revenue and therefore, our ability to make a profit.

         RESALTA and we will be subject to all operating risks common to the trailer sales and distribution business. These risks include, among other things:

o adverse economic conditions could effect the demand for transportation equipment;
o the lack of credit available to our customers could reduce the demand for our products;
o    we may not be able to maintain a price advantage over our competitors; and
o we may not be able to sell enough trailers to maintain our exclusive right to distribute Hyundai trailers in Mexico.


WE ARE DEPENDENT ON THE CREDITWORTHINESS OF OUR CUSTOMERS.

         REMEX depends on the creditworthiness of its lessees. It may incur losses if its lessees fail to perform. REMEX provides lease financing to various types of companies, including small companies, engaged in the Mexican transportation industry. The ability to gauge the creditworthiness of a potential lessee is more difficult in Mexico than the U.S. Therefore, leasing to the Mexican transportation industry may present a greater risk of non-performance than leasing to large U.S. companies. The failure of REMEX's lessees to perform under their lease contracts could result in losses. If defaults occur, these defaults would adversely affect REMEX's ability to realize the anticipated return on its lease portfolio. Defaults would have a negative effect on our financial condition and our ability to obtain additional funding. We cannot assure you that our credit experience, criteria or procedures will protect against these risks.


WE INTEND TO BORROW FUNDS TO EXPAND, AND CANNOT ASSURE YOU THAT WE WILL BE ABLE TO MEET OUR DEBT SERVICE OBLIGATIONS.

         REMEX intends to borrow funds to purchase equipment in order to expand its lease/rental fleet and originate new leases. Increases in interest rates will negatively affect its operating margins. If REMEX is unable to borrow funds on a fixed rate basis and interest rates increase, these increases could have a material adverse effect on REMEX's profitability. In the future, CapSource and/or REMEX may enter into contracts to hedge against the risk of interest rate increases when REMEX's equipment lease portfolio exceeds certain amounts. These hedging activities may limit our ability to participate in the benefits of lower interest rates for any hedged portfolio of leases. In addition, we cannot assure you that our hedging activities, even if undertaken, will insulate us from interest rate risks. See "Business."

         CapSource and/or its operating subsidiaries, REMEX and RESALTA, may borrow money from lenders and secure this debt with various assets of these companies including the revenue stream from our leasing activities. These borrowings may be secured by

o        equipment;
o        inventory; and/or
o        the revenue stream from leased equipment.

         If we cannot meet our obligations in the future, we and/or our subsidiaries risk the loss of some or all of our assets and future revenue to foreclosure.


WE CONDUCT ALL OF OUR OPERATIONS OUTSIDE OF THE UNITED STATES AND ARE SUBJECT TO INTERNATIONAL AND POLITICAL RISKS.

         We currently conduct all of our operations in Mexico, and in the future, we may operate in other foreign countries. We are subject to foreign laws, regulations and judicial procedures that may not be as protective of lessor rights as those that apply in the United States. In addition, many foreign countries have currency and exchange laws regulating the international transfer of currencies. When possible, we seek to minimize our currency and exchange risks by negotiating transactions in U.S. dollars and requiring guarantees to support various lease agreements. Political instability abroad and changes in international policy may also present risks associated with the possible expropriation of some of REMEX's leased equipment. Many countries, including Mexico, have no registration or other recording system that allows REMEX to locally establish it's security interest in equipment, potentially making it more difficult for REMEX to prove its interest in collateral in the event that it needs to recover its property located in that country.


WE ARE DEPENDENT ON THE RE-LEASING OR SALE OF EQUIPMENT AFTER THE INITIAL LEASE TERMS EXPIRE.

         REMEX originates operating leases according to the Statement of Financial Accounting Standards No. 13, which governs accounting for leases. REMEX's leases generally result in rents equal to the full cost of the leased equipment during the initial term of the lease. However, to realize an acceptable return on its investment, REMEX must re-lease or sell the equipment. Accordingly, it retains an ownership interest in the equipment covered by its leases and additional returns are expected from the later sale or re-lease of the equipment. REMEX's and thus CapSource's results of operations will depend, to some degree, on the ability to recover residual values via sale or re-lease of the equipment. REMEX's ability to recover the residual value will depend on many factors, several of which are outside its control, including:

o    general market conditions at the time the lease expires;
o unusual wear and tear on, or use of, the equipment, the cost of which is not recovered from the lessee;
o    the cost of comparable new equipment;
o the extent, if any, to which the equipment has become technologically or economically obsolete during the contract term; and
o    the effects of any additional or amended government regulations.

         To date, REMEX has not leased extremely specialized equipment, concentrating instead on standard equipment. However, its leases and equipment are still relatively illiquid. Its ability to vary its portfolio in response to changes in economic and other conditions is limited. Profitability will be negatively affected if the economic environment deteriorates and REMEX is unable to vary its portfolio of leases accordingly.


WE HAVE BROAD DISCRETION IN PROCEEDS APPLICATION.

         Even though we expect to use the proceeds of this offering as illustrated in the Use of Proceeds section, we have broad discretion to apply the proceeds of this offering in a different manner.


WE ARE DEPENDENT ON CERTAIN KEY PERSONNEL.

         Our success is highly dependent on the services of Fred Boethling, our president, Steven Reichert, our vice president and general counsel, Steven J. Kutcher, vice president and chief financial officer and Lynch Grattan, director of Mexican operations. The loss of Mr. Boethling's, Mr. Reichert's, Mr. Kutcher's or Mr. Grattan's services would have a material adverse effect on our business. In December 2000, we entered into a two-year employment agreement with Mr. Boethling, Mr. Reichert and Mr. Grattan.

         Our operations are also dependent upon attracting and retaining highly qualified people. To date, we have had success in attracting and retaining qualified people. As our operations expand, we may experience difficulty recruiting and maintaining adequate staff. Some of our competitors are larger and have greater financial resources, which may provide them with an advantage in attracting and retaining qualified employees. CapSource does not maintain key person life insurance on its key personnel.


WE ARE CONTROLLED ALMOST EXCLUSIVELY BY EXISTING MANAGEMENT.

         Assuming our officers and directors exercise all of the currently exercisable outstanding warrants, our current officers and directors would beneficially own 98.1% of our outstanding common stock. Assuming we sell all shares of common stock being offered in this offering, our current officers and directors will beneficially own 76% of our outstanding common stock. Our officers and directors are in a position to exert significant influence in the election of the members of our Board of Directors and otherwise in the control of our affairs. In particular, Randolph Pentel beneficially owns 7,534,520 shares or 89.2% of our outstanding shares if he exercises all his warrants. If we sell all the shares of common stock being offered in this offering, he will still own 69% of our shares. Randolph Pentel does and will continue to exert significant influence in the control of our affairs. Article 6 of our Articles of Incorporation denies cumulative voting rights to holders of any class of capital stock.


WE MAY BE UNABLE TO MANAGE OUR RAPID GROWTH.

         Our growth strategy will require expanded services and support, increased personnel throughout the organization, expanded operational and financial systems and the implementation of new control procedures. We can give no assurance that we will be able to manage expanded operations effectively. Failure to implement these operational and financial systems and to add these resources could have a material adverse impact on our results of operations and financial condition. Rapidly growing businesses frequently encounter unforeseen expenses and delays in completing acquisitions, as well as difficulties and complications in integrating the acquired operations without disturbing the profitability of the acquired business in the short term. This depends on many factors, including capital requirements, employee turnover and loss of referrals.


OUR OFFERING PRICE WAS ARBITRARILY DETERMINED.

         The initial offering price of the shares of the common stock offered in this offering has been arbitrarily determined and bears no relation to the book value, net book value, earnings, per share price previously sold, or any other standard indicator of share value.


THE ISSUANCE OF ADDITIONAL SHARES COULD CAUSE IMMEDIATE AND SUBSTANTIAL DILUTION OF THE COMMON STOCK.

         We have authorized 100,000,000 shares of capital stock, of which an undesignated number may be common stock or preferred stock. As of September 30, 2002, 7,877,038 shares of common stock were issued and outstanding. An additional 565,000 shares of common stock could be issued if all outstanding warrants are exercised, approximately 750,755 additional shares of common stock could be issued if all convertible notes are converted, and 550,000 additional shares are reserved for issuance under our 2001 Stock Option Plan. Our Board of Directors has authority, without action or vote of the stockholders, to issue all or part of the authorized but unissued shares. Although we do not expect to issue additional shares within the next 12-months, any issuance will dilute the percentage ownership interest of stockholders and may further dilute the book value of the common stock. If all of the securities in this offering are sold to investors, the resulting dilution will be $1.14 per share or sixty-five percent (65%) dilution. If half of the securities in this offering are sold to investors, the resulting dilution will be $1.32 per share or seventy-six percent (76%) dilution. If one-tenth of the securities in this offering are sold to investors, the resulting dilution will be $1.52 per share or eighty-seven percent (87%) dilution.


THERE HAS BEEN NO PRIOR PUBLIC MARKET, WE COULD EXPERIENCE POSSIBLE VOLATILITY IN OUR STOCK PRICE, AND WE HAVEN'T DECLARED DIVIDENDS.

         Prior to this public offering, there has been no public market for our common stock. We cannot assure you that an active trading market will develop or, if developed, that it will be sustained. Consequently, you may not be able to liquidate your investment in the event of an emergency or for any other reason. In recent years, the market for small capitalization, emerging growth companies like us has been very volatile, subject to dramatic price fluctuations for reasons that frequently are unrelated to the companies' performance.

         We have never paid cash dividends on the common stock and we have no present intention to declare or pay cash dividends on our common stock.


WE WILL NOT MEET THE NASDAQ LISTING REQUIREMENTS.

         Our common stock will not meet the current Nasdaq listing requirements for the Nasdaq SmallCap Market. For initial inclusion on Nasdaq:

o our stockholders' equity must equal $5,000,000, the market value of our listed securities must equal $50,000,000, or our income from continuing operations in our last fiscal year or two out of three of our last fiscal years must equal $750,000,
o the minimum bid price of our common stock will have to be $4.00 per share, and at least 1,000,000 shares must be in a public float valued at $5,000,000 or more,
o    our common stock will have to have at least three active market makers, and
o    our common stock will have to be held by at least 300 holders.

         If we ever meet the Nasdaq listing requirements, we will apply for listing. Until then, we intend to seek sponsorship for quotation on the Over-the-Counter Bulletin Board as soon as this offering is declared effective.


IT MAY BE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES IF OUR STOCK IS SUBJECT TO PENNY STOCK RULES.

         Since we do not expect that our securities will qualify for listing on Nasdaq, trading, if any, in the common stock will have to be conducted in the over-the-counter markets in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board". Consequently, the liquidity of our securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of the transactions, reductions in security analysts' and the news media's coverage of us, and lower prices for our securities than might otherwise be attained. The tradability in our stock may be limited under the penny stock regulation. If the trading price of our common stock is less than $5.00 per share, trading in the common stock would also be subject to the requirements of Rule 15g-9 under the Exchange Act. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction. SEC regulations also require additional disclosure in connection with any trades involving a "penny stock", including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. These requirements severely limit the liquidity of the common stock in the secondary market because of the extra work required of the brokers or dealers to comply with these rules. Generally, the term penny stock refers to a stock with a market price of less than $5.00 per share.


WE HAVE RAISED ALL OF OUR CAPITAL FROM RECENT PRIVATE PLACEMENTS.

         During 2002, we raised $419,000 through the sales of notes in private placements to a limited number of investors. Of that amount, $150,000 (principal amount) is convertible into our common stock at a 25% discount to the market price at the time of conversion. Although we believe all these sales and issuances were exempt from registration under applicable securities laws, if it were determined that these sales were not exempt, we could be required to offer to rescind these sales for the price originally paid for these securities, together with interest from the date of the sales, and attorneys' fees. Under those circumstances we may be required to obtain additional financing.


COLORADO LAW PERMITS LIMITATIONS ON DIRECTORS' LIABILITY.

         Our Articles of Incorporation, as permitted by Colorado law, provide that our directors are not liable for monetary damages for breach of fiduciary duty as a director; except in connection with a breach of their duty of loyalty to CapSource or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful distributions under Colorado law, or for any transaction in which a director has derived an improper personal benefit. In addition, our bylaws authorize us to indemnify our directors, officers, employees and agents to the fullest extent permitted by Colorado law, for all expenses and liabilities arising by reason of the fact that they were or are serving in such capacities. See "Management Limitation on Officers' and Directors' Liabilities."


WE DO NOT HAVE INDEPENDENT DIRECTORS.


         As a private company, we do not have and have not had any independent directors. Upon registration, CapSource will endeavor to appoint two independent directors within twelve months.



WE HAVE NOT SATISFIED MINIMUM PURCHASE REQUIREMENTS OF THE HYUNDAI AGREEMENT.

         Under the terms of the Hyundai Agreement, we are obligated to meet certain requirements to purchase a minimum number of Hyundai trailer products for each of the first three years. As a consequence of the economic slowdown and the tragic events of September 11, to date we have not met these requirements. Hyundai has chosen not to enforce the requirements thus far. We believe that Hyundai is satisfied with our performance under the circumstances, and that it would not be in Hyundai's best interest to alter the current arrangements. However, we can give no assurance that Hyundai will continue its current position of not enforcing the minimum purchase requirements of our agreement. If Hyundai chooses to enforce the minimum purchase requirements of its existing agreement with us, we could be required to purchase Hyundai trailers for which we have no immediate need or face the possible termination of the exclusivity of the Hyundai Agreement.


WE COULD LOSE SIGNIFICANT CUSTOMERS.

         We have six customers who each represent ten percent or more of REMEX's rental income. The loss of any one of these significant customers would have a material adverse effect on our business. We can offer no assurance that these significant customers will continue to choose REMEX for their trailer rental needs.


INFLATION COULD ADVERSELY AFFECT OUR BUSINESS.

         Historically, the country of Mexico has been subject to volatile inflation. The operating costs of our business, such as labor and supply costs, are subject to the risk of inflation. High inflation could adversely impact the results of our operations in the future.

                   SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

         We have included in this prospectus, and in the documents incorporated by reference in this prospectus, statements containing "forward-looking information," as defined by the Private Securities Litigation Reform Act of 1995. We have used the words "anticipate," "intend," "may," "expect," "believe," "plan," "will," "estimate," "should" and variations of those words and similar expressions in this prospectus and in the documents incorporated by reference to identify those forward-looking statements. Forward-looking information, by its nature, involves estimates, projections, goals, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a statement that contains forward-looking information. Any statement containing forward-looking information speaks only as of the date on which it is made; and, except to fulfill our obligations under the U.S. securities laws, we undertake no obligation to update any such statement to reflect events or circumstances after the date on which it is made. Examples of factors that can affect our expectations, beliefs, plans, goals, objectives and future financial or other performance are discussed under the heading "Risk Factors." All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and may be beyond our control. It is not possible for our management to predict all of such factors or to assess the effect of each factor on our business. New factors emerge from time to time, and may be found in the future SEC filings incorporated by reference in this prospectus. All of our forward-looking statements should be considered in light of these factors. For more information about such factors and risks, see "Risk Factors" and the other documents incorporated by reference in this prospectus.


                                 USE OF PROCEEDS


         If the maximum number of shares are sold, we will receive gross proceeds of $5,250,000. Based on our present plans, which represent existing and anticipated business conditions, we intend to apply the estimated net proceeds of the offering over the next twelve months, assuming the sale of 100%, 50% and 10% of the offering, respectively, as follows:


                                 USE OF PROCEEDS

Gross Proceeds                                      $5,250,000                   2,625,000                     525,000
Less: Offering expenses                                101,000                     101,000                     101,000
                                                   -----------                  ----------                   ---------

Net Proceeds                                        $5,149,000                   2,524,000                     424,000
                                                   ===========                  ==========                   =========

Projected Application and Corresponding
Percentage of Net Proceeds

REMEX:
Capital expenditures for development
              and acquisition of facilities         $  200,000        3.9%        30,000            1.2%            --           --
Expansion of lease / rental fleet                   $2,325,000       45.2%       612,500           24.3%            --           --

RESALTA:
Capital expenditures for development
              and acquisition of facilities         $1,100,000       21.4%     1,100,000           43.6%        25,000          5.9%
Acquisition of additional inventory                 $  900,000       17.5%       400,000           15.8%       152,500         36.0%

Working Capital
           Salaries                                 $  373,000        7.2%       257,500           10.2%       173,500         40.9%
           Rent                                         30,000        0.6%        39,000            1.5%        68,000         16.0%
           Marketing and advertising costs             120,000        2.3%        50,000            2.0%            --           --
           Logistics and facility planning costs        55,000        1.1%        35,000            1.4%         5,000          1.2%
           Acquisition research costs                   46,000        0.9%            --                            --           --
                                                                                            -----------     ----------    ---------

           Totals                                   $5,149,000        100%     2,524,000            100%       424,000          100%
                                                   ===========               ===========    ===========     ==========    =========

         Our first priority for the use of proceeds is to acquire additional units for our lease/rental fleet and inventory for our trailer distribution business. Our second priority is to develop and acquire additional facilities for both businesses. The needs and costs for the RESALTA facilities component is significantly greater than those for REMEX, because the distribution business needs a service and parts facility as well as a storage yard. Our third priority is to add personnel to service our expanding businesses. Salaries will remain constant at CapSource, mildly increase at REMEX and substantially increase at RESALTA, where we have the greatest need to increase personnel. Rent will remain constant at CapSource, and may increase in the short term for both REMEX and RESALTA, but may decrease if we receive enough proceeds to purchase a facilities for both. RESALTA will incur greater rent expense and greater facility expense, because of its needs for a service and parts facility already discussed. If we don't sell the entire offering, we will proportionately scale back our plans in each category along the lines presented in the table above.



                         DETERMINATION OF OFFERING PRICE

         Prior to this public offering, there has been no public market for the common stock. We cannot assure you that an active trading market will develop or, if developed, that it will be sustained. We determined the offering price of the common stock arbitrarily. The offering price bears no relationship to any traditional or established criteria of value.

                                 CAPITALIZATION


         The following unaudited table sets forth our capitalization as of September 30, 2002 and the adjusted capitalization assuming the sale of 100%, 50% and 10% of the offering:

                                                                                                      As Adjusted
                                                                       Actual                             (2)
                                                                   September 30, 2002     100%            50%            10%
                                                                   ------------------     ----            ---            ---
Short-term debt:
             Convertible notes payable (net of discount)            $   173,106          173,106          173,106          173,106
             Notes payable                                              254,251          254,251          254,251          254,251
                                                                    -----------      -----------      -----------      -----------
                         Short-term debt                                427,357          427,357          427,357          427,357

Long-term debt:
             Long-term portion of:
                   Convertible notes payable (net of discount)          292,004          292,004          292,004          292,004
                   Payable to stockholder (net of discount)             738,605          738,605          738,605          738,605
                                                                    -----------      -----------      -----------      -----------
                         Long-term debt                               1,030,609        1,030,609        1,030,609        1,030,609

Stockholders' equity
             100,000,000 shares of capital stock authorized:
             Preferred stock, $.01 par value, indefinite shares
             authorized; none issued or outstanding
             Common stock, $.01 par value, 7,877,038 shares,             78,770          108,770           93,770           81,770
             10,877,038 shares, 9,377,038 shares and 8,177,038
             shares issued and outstanding, respectively (1)
Additional paid-in capital                                            6,644,317       11,763,317        9,153,317        7,065,317
Accumulated deficit                                                  (5,254,570)      (5,254,570)      (5,254,570)      (5,254,570)
                                                                    -----------      -----------      -----------      -----------

                                        Stockholders' equity          1,468,517        6,617,517        3,992,517        1,892,517
                                                                    -----------      -----------      -----------      -----------

Total capitalization                                                $ 2,926,483        8,075,483        5,450,483        3,350,483
                                                                    ===========      ===========      ===========      ===========

(1) Does not include adjustment for 565,000 shares issuable upon exercise of warrants outstanding at September 30, 2002, approximately 750,755 shares upon conversion of all convertible notes at current amounts, and 550,000 shares reserved for issuance under our 2001 Stock Option Plan.

(2) Adjusted to give effect to the receipt of the estimated net proceeds to us from the sale of 3,000,000, 1,500,000 and 300,000 shares of common stock offered in this offering, assuming an initial public offering price of $1.75 per share.

                                    DILUTION

         The following table illustrates the per common share dilution as of September 30, 2002 which may be experienced by investors buying common stock in this offering assuming the sale of 100%, 50% and 10% of the number of shares offered:

                                                                      100%             50%              10%
                                                                 --------------    ------------    ------------
OFFERING PRICE                                                   $         1.75            1.75            1.75
                                                                 ==============    ============    ============
Quantity of shares outstanding before offering                        7,877,038       7,877,038       7,877,038

Net tangible book value as of September 30, 2002                 $    1,468,517       1,468,517       1,468,517

                                                                 --------------    ------------    ------------
NET TANGIBLE BOOK VALUE PER SHARE BEFORE OFFERING                $         0.19            0.19            0.19
                                                                 ==============    ============    ============

                                                                 --------------    ------------    ------------
INCREASE PER SHARE ATTRIBUTABLE TO INVESTORS IN THIS OFFERING    $         0.42            0.24            0.04
                                                                 ==============    ============    ============


Quantity of shares outstanding after offering                        10,877,038       9,377,038       8,177,038

Net tangible book value after offering                           $    6,617,517       3,992,517       1,892,517

                                                                 --------------    ------------    ------------
NET TANGIBLE BOOK VALUE PER SHARE AFTER OFFERING                 $         0.61            0.43            0.23
                                                                 ==============    ============    ============


                                                                 --------------    ------------    ------------
DILUTION PER SHARE TO INVESTORS IN THIS OFFERING                 $         1.14            1.32            1.52
                                                                 --------------    ------------    ------------

         If we sell all of the shares offered, the percent dilution per share to investors will be 65%. If we sell 50% of the shares offered, the percent dilution per share to investors will be 76%. If we sell 10% of the shares offered, the percent dilution per share will be 87%.

         The following table illustrates the differences of the percentage of equity to be purchased and the comparative amounts paid to us for shares of common stock by investors in this offering before deducting estimated expenses compared to the percentage of equity to be owned by our present stockholders and the total consideration paid by them for their shares.

         Assuming the sale of 100% of the offering, or 3,000,000 shares:

                                Shares Purchased     Percentage of Total         Total Paid            % Total Paid         Average
                                ----------------     -------------------         ----------            ------------         -------
Present Investors                  7,877,038                 72%                 $6,723,087                56%               $0.85
Investors in this Offering         3,000,000                 28%                 $5,250,000                44%               $1.75

         Assuming the sale of 50% of the offering, or 1,500,000 shares:

                                Shares Purchased     Percentage of Total         Total Paid            % Total Paid         Average
                                ----------------     -------------------         ----------            ------------         -------
Present Investors                  7,877,038                 84%                 $6,723,087                72%               $0.85
Investors in this Offering         1,500,000                 16%                 $2,625,000                28%               $1.75

         Assuming the sale of 10% of the offering, or 300,000 shares:

                                Shares Purchased     Percentage of Total         Total Paid            % Total Paid         Average
                                ----------------     -------------------         ----------            ------------         -------
Present Investors                  7,877,038                 96%                 $6,723,087                93%               $0.85
Investors in this Offering          300,000                   4%                  $ 525,000                 7%               $1.75

         FURTHER DILUTION. We may issue additional restricted common shares pursuant to future private placements. Any sales under Rule 144 after the applicable holding period may have a depressive effect upon the market price of our common shares and investors in this offering. Dilution may also occur due to the future exercise of outstanding warrants or conversion of convertible notes.


                              PLAN OF DISTRIBUTION


         Our officers and directors are selling the shares of common stock offered in this offering. They will not receive a commission or other offering remuneration. All officers and directors will participate in the selling efforts. Those officers and directors are Fred Boethling, Steven Reichert, Steven Kutcher, Randolph Pentel and Lynch Grattan. None of our officers or directors are subject to statutory disqualification under the Securities and Exchange Act, and all of the officers and directors participating in this offering primarily perform, or are intended to primarily perform at the end of the offering, substantial duties for us or on our behalf other than in connection with transactions in securities. In addition, none of the officers or directors is or has been a broker or dealer, or an associated person of a broker or dealer within the past 12 months. Until a minimum of $525,000 has been received, all proceeds will be held in an interest-bearing escrow account with the independent escrow agent, Vectra Bank Colorado. If we don't sell a minimum of $525,000, all amounts will be refunded with interest and without deductions, and this offering will terminate. Officers, directors and promoters can purchase shares for the purpose of meeting this requirement. With respect to our recent private placements, our officers' and directors' participation was limited to preparing written communications the content of which was approved by us, delivering such communication through the mails or other means, responding to inquiries of a potential purchaser in a communication initiated by that purchaser, and performing ministerial and clerical work. Selected registered broker-dealers may also sell our stock. If they do, we expect to pay registered broker-dealers up to a 10% commission.


         Additionally, we will not borrow funds to be used directly or indirectly to purchase any of the shares owned by our management, or make payments to our promoters, management or their affiliates or associates. No member of management, promoter or anyone acting at their direction is expected to recommend, encourage or advise investors to open brokerage accounts with any broker-dealer that is obtained to make a market in our securities.

         We will disseminate information regarding any broker-dealers that make a market in our securities in the future, if any, to our stockholders as part of ongoing communication.


                                LEGAL PROCEEDINGS

         From time to time, we may become involved in various claims and lawsuits incident to the operation of our business, including claims arising from accidents or from the delay or inability to meet our contractual obligations. We do not have any pending or threatened actions at this time.


                                   MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS


         We have listed below the names, ages and positions of our directors and executive officers. We do not maintain key person life insurance on any or our key personnel:

        NAME                AGE              POSITION WITH CAPSOURCE
        ----                ---              -----------------------

Fred C. Boethling           57   President, Chief Executive Officer and Director
Steven Reichert             55   Vice President, General Counsel and Director
Steven J. Kutcher           50   Vice President, Chief Financial Officer
Lynch Grattan               51   Director
Randolph M. Pentel          43   Director


         FRED C. BOETHLING. President, Chief Executive Officer and Director - CapSource Financial, Inc.; Director - Rentas y Remolques de Mexico, S.A. de C. V; Director - Remolques y Sistemas Aliados de Transportes, S.A. de C. V.

         Mr. Boethling is responsible for the overall direction and management of CapSource and its subsidiaries. From 1994 to 1998, he was Co-Managing Partner of Capstone Partners, a firm specializing in planning and finance. From 1989 to 1993, Mr. Boethling was President, CEO and Chairman of the Board of Directors of KLH Engineering Group, Inc, a NASDAQ-listed engineering services holding company. During this period, Mr. Boethling developed the in-house acquisition management systems and procedures, developed and managed the deal flow, evaluated over 400 acquisition candidates and completed seventeen acquisitions and took the firm public. From 1983 to 1988, Mr. Boethling was Chairman of Sandstone Capital Corporation, a private management consulting and investment firm specializing in start-ups. From 1979 to 1982, he was a co-founder, President and Director of Hart Exploration & Production Co., a NASDAQ-listed independent oil and gas firm. Prior to that, for a period of eleven years, Mr. Boethling was employed by Cities Service Oil Company, a Tulsa, Oklahoma-based, NYSE-listed major oil company, first as an Engineer in Midland, Texas and then as Exploration Manager for Canada-Cities Service, Ltd., the Canadian subsidiary of Cities Service. Mr. Boethling graduated from the University of Minnesota with a Bachelor's degree in engineering in 1968.


         STEVEN E. REICHERT. Vice President, General Counsel, Secretary and Director - CapSource Financial, Inc.; Director - Rentas y Remolques de Mexico, S.A. de C. V.; Director - Remolques y Sistemas Aliados de Transportes, S.A. de
C. V.

         Mr. Reichert serves as general counsel for CapSource and is responsible for the negotiation of various agreements and general legal matters and is involved in developing and implementing overall financial strategy for CapSource. From 1994 to 1998, he was Co-Managing Partner of Capstone Partners. From 1991 to 1994, Mr. Reichert was associated with the international law firm of Popham, Haik, Schnobrich & Kaufman, Ltd. where he practiced in the area of securities and complex commercial litigation. Prior to that, Mr. Reichert was a founder and Senior Vice President and Director responsible for strategic planning, acquisitions and capital development for Sequel Corporation, a NASDAQ-listed, telecommunications company. From 1979 to 1982, Mr. Reichert was a co-founder, Senior Vice President and Director of Hart Exploration & Production Co., a NASDAQ-listed independent oil and gas firm. From 1966 to 1979, Mr. Reichert was Vice President in charge of the Underwriting Department at Dain Bosworth, Inc., a regional investment banking firm. He is a member of the Board of Arbitrators for the National Association of Securities Dealers. Mr. Reichert received his Juris Doctor degree (Cum Laude) from Hamline University School of Law in 1991 and his undergraduate degree in economics from the University of Minnesota in 1990.


         STEVEN J. KUTCHER. Vice President and Chief Financial Officer - CapSource Financial, Inc.

         Mr. Kutcher is responsible for treasury management, accounting and financial reporting for CapSource. Mr. Kutcher has substantial experience in managing foreign operations. Prior to joining CapSource, from 1982 to 2000, he was employed by International Multifoods Corporation, initially as Manager of International Accounting & Analysis (Minneapolis, Minnesota) (1982 to 1985), followed by Assistant Controller Venezuelan Operations (Caracas) (1985 to 1987), Controller Mexican Operations (Mexico City) (1987 to 1990), Group Controller International Operations (Minneapolis) (1990 to 1993), Director of Planning and Procurement Venezuelan Operations (Caracas) (1993 to 1995), Vice President of Finance Venezuelan Operations (Caracas) (1995 to 1999) and Chief Financial Officer and Vice President of Finance Multifoods Distribution (Denver, Colorado) (1999 to 2000). Before joining International Multifoods, he acquired public accounting experience, first as a Staff Auditor with Mazanec, Carlson & Company, CPA in St. Paul, Minnesota from 1977 to 1978 and later as a Senior Auditor at Boyum & Barenscheer, CPA in Minneapolis from 1978 to 1981. From 1975 to 1977 he was Finance and Accounting Manager with Minnesota Public Radio. From 1974 to 1975 he was an internal bank auditor with Bremer Bank Group, a bank holding company located in St. Paul, Minnesota. Mr. Kutcher received a BA in Accounting & Business Administration from St. John's University in Collegeville, Minnesota in 1974 and a Certificate of Advanced Studies in International Management from Thunderbird-The American Graduate School of International Management in Phoenix, Arizona in 1981. Mr. Kutcher holds various professional certifications and is a member of a number of professional organizations.

         LYNCH GRATTAN. Director - CapSource Financial, Inc.; Director General and Director - Rentas y Remolques de Mexico, S.A. de C. V.; Director General and Director - Remolques y Sistemas Aliados de Transportes, S.A. de C. V.

         Mr. Grattan is responsible for the overall management of REMEX and RESALTA. He has substantial experience with Mexican development banks and other financial institutions. In addition, he has been involved with various privatization efforts in Mexico. While he was born in the U.S., Mr. Grattan has spent much of his life in Mexico. He has been a resident of Mexico City for the past 18 years. He brings to us a thorough understanding of the Mexican business culture, a broad base of contacts among Mexican and multi-national business leaders domiciled in Mexico and a familiarity with Mexican government departments and agencies. Prior to joining REMEX, from 1995 to 1997, Mr. Grattan was a Partner with Palmer Associates, S.C., a risk management and consulting firm based in Mexico City. Beginning in 1992, Mr. Grattan provided agribusiness consulting services to a wide range of clients. Also, in 1992, Mr. Grattan organized the agribusiness division of FINBEST, S.C., a small Mexican merchant banking firm. While he is no longer active in the firm, he remains a Partner. While he is employed full time at REMEX and RESALTA, he is widely respected in the agribusiness sector and is called upon from time to time for public speaking engagements. REMEX encourages this practice as it helps build relationships which are essential to doing business in Mexico. From 1987 to 1992, he represented ConAgra International, Inc. in Mexico. He opened and served as Director of the Con-Agra Offices in Mexico City, where his primary responsibility was the formation of export/import joint ventures. From 1982 to 1987, Mr. Grattan was Marketing and Sales Manager for the Protein Technologies division of Ralston Purina Company. He organized, staffed, trained and directed the national sales force for Isolated Soy Protein Products in Mexico. From 1975 to 1981, Mr. Grattan was employed by Purina S.A. de C.V., the Mexican subsidiary of Ralston Purina Company, first as District Manager and later as National Products Manager. Mr. Grattan is a member of numerous Mexican civic and business organizations. He is active in the American Chamber of Commerce in Mexico City, the largest Chamber of Commerce outside the U.S. He has won several awards from the Chamber and is currently Vice Chairman of the Agribusiness Committee. He holds a Bachelors Degree in Agricultural Engineering from Texas Tech University.


         RANDOLPH M. PENTEL. Director - CapSource Financial, Inc.; Director - Rentas y Remolques, S.A. de C. V.; Director - Remolques y Sistemas Aliados de Transportes, S.A. de C. V.

         Mr Pentel is also the Managing Member and principal owner of RTL Group, LLC. In addition, he is the Executive Vice President and principal owner of Notification Systems, Inc., the largest provider of large-dollar check return notifications in the U.S. The electronic network, developed by Mr. Pentel, known as EARNS, supplies banks with advanced data notification of checks in the process of failing to clear, thereby allowing financial institutions nationwide the ability to reduce operating losses. Since 1987, Notification Systems, Inc. has grown steadily from 4,500 notifications per day, to over 30,000 in 2000. Currently 99 of the largest 100 U.S. banks are customers of EARNS, as are approximately 80% of the top 300 banks in the U.S. Mr. Pentel is involved in various international charitable organizations.

         In November 2002, RESALTA contracted with Mr. Carlos Legaspi for the position of General Manager of RESALTA. Mr. Legaspi will assume that position on January 1, 2003. Mr. Legaspi will be responsible for the overall management of RESALTA, including coordinating sales efforts and establishing and managing the parts and service operations. Mr. Legaspi has substantial experience in all aspects of transportation and logistics management. Prior to joining RESALTA, Mr. Legaspi was Manager of Operations for APIVER, a Mexican provider of seaport management services. Mr. Legaspi has also served as Director of Operations for Grupo TMM S.A., a major shipping, railroad and trucking company whose shares are listed on the NYSE (TMM).


                             EXECUTIVE COMPENSATION


DIRECTOR COMPENSATION

         Beginning in 1999, each year we granted employee members of the Board of Directors for their services on the Board, warrants to purchase 25,000 shares of common stock at prices determined to be fair market value at the time of grant. We also granted non-employee members of the Board of Directors for their services on the Board, warrants to purchase 50,000 shares of common stock at prices determined to be fair value at the time of grant, and a $500 fee per meeting attended. All warrants vested immediately and expire five years from the date of grant.


EXECUTIVE COMPENSATION

         Executive compensation is determined by our Board of Directors. The following table provides certain information regarding compensation earned by or paid to our Chief Executive Officer and Vice President/General Counsel during each of the past three years. No other executive officers received compensation in excess of $100,000 during any of the last three years.

                           Summary Compensation Table
                           --------------------------

                                                                           Long Term Compensation
                                         Annual Compensation        ------------------------------------
Name and                             --------------------------     Securities Underlying      Dollar           All Other
Principal Position    Fiscal Year       Salary         Bonus              Warrants(1)         Value(2)         Compensation
------------------    -----------    ------------   -----------     ----------------------   -----------       ------------
Fred C. Boethling        1999           $48,000(3)                        25,000               $27,500
CEO &                    2000           $96,000       $8,000              25,000               $27,500           $1,267(4)
President                2001           $96,000                           25,000(5)            $27,500(5)        $2,874(4)

Steven E. Reichert       1999           $48,000(3)                        25,000               $27,500
Vice President &         2000           $96,000       $8,000              25,000               $27,500           $1,267(4)
General Counsel          2001           $96,000                           25,000(5)            $27,500(5)        $2,874(4)

(1)  Warrants granted to the executive in his capacity as a director.
(2)  Assuming fair value of $1.10 per share.
(3)  Represents six (6) months only. Employment commenced July 1, 1999.
(4) Represents executive's individual share of executive compensation pool, which consists of 1.5% of REMEX's lease revenue for the fiscal year.
(5)  Earned in 2001 but not granted until April, 2002.


EMPLOYMENT AGREEMENTS


         On December 10, 2000 we entered into employment agreements with Mr. Boethling, Mr. Reichert and Mr. Grattan. Those agreements provide that we will employ Mr. Boethling, Mr. Reichert and Mr. Grattan for a period ending two years after we give written notice of our intention to terminate either Mr. Boethling, Mr. Reichert or Mr. Grattan or until they turn 65 years of age, whichever is earlier. The contracts provide for an annual minimum base salary of $96,000 subject to adjustments at the discretion of the Board of Directors prior to January 1, 2002, participation in any other insurance, pension, savings and health and welfare plans offered by us, and the executive's option to receive up to 25% of his base salary in common stock on the basis of one (1) share of common stock for each $1.00 of base salary so designated. No executive has opted to take any common stock in lieu of salary to date. The employment may be terminated for cause or breach of the contract after opportunity to cure.



STOCK OPTIONS, WARRANTS

         No options were granted to the named executive officers during 2001. Except for warrants for participating on the Board in 2001, no warrants were granted to the named executive officers, and no warrants were exercised by the named executive officers during 2001.

         The following table summarizes the aggregate value of the warrants to which the named executive was entitled at December 31, 2001 by the executive officers named in the Summary Compensation Table.

                                                                        Year-End Values

                                       Number of Securities Underlying                  Value of Unexercised
                                           Unexercised Warrants at                     In-the-Money Warrants at
                                                 Year-End                                    Year-End(2)
Name                                   Exercisable      Unexercisable              Exercisable      Unexercisable
----                                   -----------      -------------              -----------      -------------
Fred C. Boethling                         75,000(1)          --                     $87,500              --
Steven Reichert                           75,000(1)          --                     $87,500              --

---------------------------------
(1) These warrants vested 100% at the time of grant and were granted to the executive in his capacity as a director.
(2)  Based on an estimated market price of $1.75 per share

                             PRINCIPAL STOCKHOLDERS

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT


SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

         The following table presents information provided to us as to the beneficial ownership of Common Stock as of September 30, 2002, by all current directors, certain executive officers and all directors and executive officers as a group. All shares represent sole voting and investment power, unless indicated to the contrary.

                                                         Number of Shares    Percent of
Name and Address of Beneficial Owner(1)                Beneficially Owned        Shares
----------------------------------------               ------------------     ---------
Fred C. Boethling(2) ...................................          325,259           3.9%
Steven Reichert(3) .....................................          325,259           3.9%
Randolph Pentel(4) .....................................        7,534,520          89.2%
Lynch Grattan(5) .......................................           75,000            .9%
Steven Kutcher(6) ......................................           20,000            .2%
                                                                ---------     ---------
All directors and officers and as a group (5 persons)(7)        8,280,038          98.1%
                                                                =========     =========

(1) The addresses of all the named individuals are c/o CapSource Financial, Inc., 2305 Canyon Boulevard, Suite 103, Boulder, Colorado 80302.
(2) Includes 75,000 shares of common stock issuable upon the exercise of warrants that are currently exercisable.
(3) Includes 75,000 shares of common stock issuable upon the exercise of warrants that are currently exercisable.
(4) Includes 275,000 shares of common stock issuable upon the exercise of warrants that are currently exercisable.
(5) Includes 75,000 shares of common stock issuable upon the exercise of warrants that are currently exercisable.
(6) Includes 20,000 shares of common stock issuable upon the exercise of warrants that are currently exercisable.
(7) Includes 520,000 shares of common stock issuable upon the exercise of warrants that are currently exercisable.

         The following table presents information about all share and warrant acquisitions by current directors and officers.

Name                    # of Shares    Purchase Price    # of Warrants    Exercise Price    Type of Consideration        Issue Date
----                    -----------    --------------    -------------    --------------    ---------------------        ----------
Fred C. Boethling             1,250       $     6,250                                       Consulting services          08/19/1996
                            132,366       $     6,169                                       Consulting services          12/01/1998
                            134,643       $     6,169                                       Consulting services          06/11/1999
                                                                25,000       $      1.10    1999 board participation     06/21/1999
                                                                25,000       $      1.10    2000 board participation     12/31/2000
                                                                25,000       $      1.30    2001 board participation     04/01/2002

Steven E. Reichert            1,250       $     6,250                                       Consulting services          08/19/1996
                            132,366       $     6,169                                       Consulting services          12/01/1998
                            134,643       $      6169                                       Consulting services          06/11/1999
                                                                25,000       $      1.10    1999 board participation     06/21/1999
                                                                25,000       $      1.10    2000 board participation     12/31/2000
                                                                25,000       $      1.30    2001 board participation     04/01/2002

Randolph M. Pentel           89,995       $   449,975                                       Initial cash investment      08/19/1996
                          4,266,684       $ 2,133,341                                       Conversion of debt           06/11/1999
                             22,000       $    22,000                                       Cash contribution            11/03/1999
                             65,150       $    65,150                                       Cash contribution            01/27/2000
                             40,978       $    20,489                                       Travel services              01/27/2000
                          1,409,637       $ 1,409,637                                       Conversion of debt           12/31/2000
                            300,000       $   300,000                                       Cash contribution            12/31/2000
                            168,280       $   168,280                                       Cash contribution            01/09/2001


                            867,653       $   867,653                                       Conversion of debt           06/03/2002


                             29,143       $    51,000                                       Cash contribution            08/02/2002


                                                                50,000       $      1.10    1999 board participation     06/21/1999


                                                                50,000       $      1.10    2000 board participation     12/31/2000
                                                               125,000       $      1.10    Compensation for services    07/01/2001
                                                                50,000       $      1.30    2001 board participation     04/01/2002

Lynch Grattan                                                   25,000       $      1.10    1999 board participation     06/21/1999


                                                                25,000       $      1.10    2000 board participation     12/31/2000


                                                                25,000       $      1.30    2001 board participation     04/01/2002

Steven Kutcher                                                  20,000       $      1.10    Compensation for services    06/01/2001

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table presents information provided to us about the beneficial ownership of common stock as of September 30, 2002, by persons known to us to hold 5% or more of our stock.

                                               Number of Shares      Percent of
Name and Address of Beneficial Owner(1)      Beneficially Owned       Shares
------------------------------------         ------------------      ----------

Randolph Pentel(2).....................               7,534,520            89.2%

------------------------
(1) The address of the named individual is c/o CapSource Financial, Inc., 2305 Canyon Boulevard, Suite 103, Boulder, Colorado 80302.

(2) Includes 275,000 shares of common stock issuable upon the exercise of warrants that are currently exercisable.


                            DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 100,000,000 shares of undesignated stock, 7,877,038 shares of which are common stock currently issued and outstanding.

         The Board of Directors, without further action by the stockholders, is authorized to issue different classes of common stock and/or preferred stock in one or more transactions. At September 30, 2002, no shares of preferred stock or other classes of common stock have been issued.


COMMON STOCK

         All shares of the common stock now outstanding are, and the shares offered hereby will be, duly authorized, validly issued, fully paid and nonassessable. The holders of the common stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our Board of Directors; (ii) are entitled to share ratably in all of the assets available for distribution to holders of the common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters which stockholders may vote on at all meetings of stockholders.

         The holders of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of our directors to be elected, if they so choose. In that event, the holders of the remaining shares will not be able to elect any of our directors.

         The payment by us of dividends, if any, in the future rests within the discretion of the Board of Directors and will depend, among other things, upon our earnings, our capital requirements and our financial condition, as well as other relevant factors. Due to our anticipated financial needs and future plans, we do not contemplate paying any dividends upon the common stock in the foreseeable future.

         While we have acted as our own transfer agent and registrar for our common stock, we intend to retain a third party to do so.


PREFERRED STOCK


         Our Articles of Incorporation authorize the issuance of 100,000,000 shares of undesignated stock, 7,877,038 shares of which are common stock currently issued and outstanding. There are no shares of preferred stock outstanding. The Board of Directors, without further action by the stockholders, is authorized to establish and issue different classes or series of preferred stock, fix rights and preferences of those classes or series, fix the number or change the number of shares constituting any class or series and fix or change any special rights, qualifications, limitations or restrictions relative to any class or series. One of the effects of having undesignated preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby protect the continuity of our management. The issuance of preferred stock may adversely affect the rights of holders of common stock. For example, preferred stock may rank prior to common stock as to dividends, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Consequently, the issuance of preferred stock may discourage bids for the common stock at a premium or otherwise adversely affect the price of the common stock. We will not offer preferred stock to any officer, director or 5% shareholder, except on the same terms that are offered to all other existing or new stockholders.

                      INTEREST OF NAMED EXPERTS AND COUNSEL

         The consolidated financial statements of CapSource Financial, Inc. as of December 31, 2001 and 2000, and for the years then ended, have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere in this prospectus, and upon the authority of KPMG LLP as experts in accounting and auditing.

         The validity of the shares of Common Stock offered in this prospectus was passed upon for us by Rider, Bennett, Egan & Arundel, LLP Minneapolis, Minnesota.


      COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Our Articles of Incorporation, our Bylaws and the provisions of the Colorado Business Corporation Act, which govern our actions, provide that our present and former officers and directors shall be indemnified against certain liabilities and expenses which any of them may incur as a result of being, or having been, our officer or director. Indemnification is contingent upon certain conditions being met, including, that the person: conducted himself or herself in good faith; reasonably believed (i) in the case of conduct in an official capacity with us, that his or her conduct was in our best interest; and (ii) in all other cases, that his or her conduct was at least not opposed to our best interests; and in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. We may not indemnify a director in connection with a proceeding by us or in our right in which the director was adjudged liable to us; or in connection with any proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

         In addition, our Articles of Incorporation provide that a director shall not be liable for monetary damages for a breach of the director's fiduciary duty, except for a breach of the duty of loyalty, acts not in good faith or involving intentional misconduct or a knowing violation of law, violations involving unlawful distributions, or for actions from which the director derived an improper personal benefit.

         Insofar as the indemnification of liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons by the provisions of our Articles of Incorporation, Bylaws and the provisions of the Colorado Business Corporation Act, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, that indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.


                       ORGANIZATION WITHIN LAST FIVE YEARS

         Trailers Modernos International, Inc. ("TMI") was established June 19, 1992, as a United States company incorporated in the State of Virginia. TMI formed a wholly owned Mexican operating subsidiary, named Trailers Modernos S.A. de C.V. ("TMSA"), located in Mexico City. TMI and TMSA spent several years attempting to establish a truck trailer manufacturing, truck stops and truck trailer leasing business in Mexico.

         As part of its efforts to obtain private financing, TMI, on February 16, 1996, formed a wholly-owned subsidiary, named Mexican-American-Canadian Trailers Leasing, Inc. ("MAC"), a United States corporation incorporated in Colorado. MAC also formed a wholly-owned Mexican subsidiary, named Trailers Modernos Arrendamiento S.A. de C.V. ("TMA"). Upon incorporation, MAC exchanged 1,000,000 of its shares of common stock with TMI for title to equipment (19 truck van trailers).

         As part of its efforts to obtain private financing, Randolph Pentel invested approximately $400,000 for 399,950 shares of MAC common stock. TMI then requested Mr. Pentel to loan MAC $500,000 as a bridge loan to be used to purchase additional equipment and for working capital. The bridge loan was secured by a pledge of 500,000 of the 1,000,000 shares of MAC common stock owned by TMI and all rights to any lease payments generated by the equipment purchased with the proceeds from the bridge loan in the event of a default. MAC defaulted on the bridge loan in August of 1997, and Mr. Pentel foreclosed on the 500,000 shares of MAC common stock that served as collateral for the bridge loan. At a meeting of MAC and TMI stockholders on January 8, 1998, the current management group took control of MAC by electing new directors of MAC and resolving all issues regarding title to certain MAC rolling stock and management agreements between MAC and its subsidiary and TMI and its subsidiary. MAC then changed its name to CapSource Financial, Inc. CapSource has operated independently from TMI and its subsidiary since that time.

                                    BUSINESS

GENERAL

         CapSource is a holding company with two Mexican subsidiaries through which we engage in two principal lines of business: (1) through our subsidiary, REMEX, we own and manage a lease/rental fleet of over-the-road truck trailers and related equipment; and (2) through our subsidiary, RESALTA, we have an agreement with Hyundai Translead granting RESALTA the exclusive right to sell Hyundai truck trailers in Mexico. As is custom in Mexico, each operating company has an associated service company that employs all of the personnel who perform services for the primary operating company. The service companies invoice the operating companies for the total personnel costs incurred on a monthly basis. This operating structure, which is common business practice in Mexico, is done as part of a financial and tax planning tool to limit certain personnel costs and related tax liabilities.

         In 1998, we determined that the North American Free Trade Agreement and the resulting substantial increase in trade among the signatory countries presented a significant business opportunity. To capitalize on this opportunity, we gained control of Mexican-American-Canadian Trailer Rentals, Inc., the predecessor to CapSource. Mexican-American-Canadian Trailer Rentals and its Mexican operations were restructured with the following objectives:

o participate in the anticipated growth of the Mexican transportation industry;
o    develop a significant presence in the fledgling Mexican leasing industry;
     and
o    exploit our ability to do business in Mexico.

         A holding company structure was adopted and the business's name was changed to CapSource Financial, Inc. to reflect our business strategy more accurately.

         Today, REMEX, CapSource's wholly owned subsidiary, the successor to Mexican-American-Canadian Trailer Rentals' Mexican operations, operates as an equipment leasing company with headquarters in Mexico City. REMEX currently leases truck trailers and related equipment to contract carriers and private fleets in Mexico. As of September 30, 2002, REMEX had 182 units of which 177 were on lease in its lease/rental pool with an approximate cost of $3,200,000. Fleet utilization was 97%. All leases are operating leases, that is we retain title to and ownership of the equipment. CapSource formed RESALTA in April 2001 as a majority owned subsidiary to take advantage of an agreement negotiated between CapSource and Hyundai which provides CapSource with the exclusive right to market and sell Hyundai truck trailers and related equipment in Mexico. Hyundai markets its products directly through and through a network of dealers in the U.S. The signed agreement with CapSource represents Hyundai's initial entry into the Mexican market.


INDUSTRY BACKGROUND

         Mexico is strategically situated between Atlantic Europe and the nations of the Pacific Rim, as well as culturally and geographically located between the world's largest economy, the United States to the north, and the developing economies of Central and South America.

         In terms of land area, Mexico is the 13th largest country in the world with an area of 1,967,183 square km or 759,530 square miles, about three times the size of Texas. (Source: 2001 CIA World Factbook). Mexico has an estimated population of 98.5 million, 72% of whom live in urban areas and more than 50% of whom are less than twenty years of age. Mexico has three major inland industrial centers: Monterrey, Guadalajara and Mexico City. In addition, Mexico has major ports on both the Atlantic and Pacific coasts.

         On January 1, 1994, Mexico entered the North American Free Trade Agreement with the U.S. and Canada, further reducing barriers to trade with Mexico for U.S. and Canadian companies and removing many restrictions on foreign investment. (Source: WHAT IS NAFTA, Wall Street Journal, September 15, 1993, p. A18, providing a summary of the contents of the five volume North American Free Trade Agreement). NAFTA has created a powerful economic bloc of 406 million consumers in the U.S., Mexico and Canada. The combined gross national products of the three NAFTA participants are over $11 trillion U.S. (Source: Fact Sheet on NAFTA, The White House, President George W. Bush, April 22, 2001). The U.S. Trade office states that NAFTA has and will continue to provide numerous opportunities to business, industry and workers throughout the trade area. NAFTA was designed to lead to a more efficient use of North American resources - capital, land, labor and technology - while heightening competitive market forces. NAFTA has been a great success. (Source: Joint Statement of United States Trade Representative Robert B. Zoellick, Canadian Minster for International Trade Pierre S. Pettigrew, and Mexican Secretary of Economy Luis Ernesto Derbez, following the July 31, 2001 meeting of the NAFTA Free Trade Commission). Mexico exported $139 billion to its NAFTA partners in 2001, 225 percent more than in 1993, the year prior to the start of NAFTA implementation. U.S.-Mexico bilateral trade surpassed U.S.-Japan bilateral trade which placed Mexico as the United States' second largest trading partner. (Source:
U.S. Mexico Chamber of Commerce; U.S. Bureau of the Census). Trucks carry 90% of the trade between Mexico and the United States. (Source: Closing the Border under NAFTA: The Strength of the Teamsters or Weakness of Leadership?, James Giermanski, Capital Research Center, February 2000). Data provided by the U.S. Customs Service shows that since the passage of NAFTA, truck crossings at the various U.S./Mexican border checkpoints have increased approximately 198%.

         On November 27, 2002, President George W. Bush announced his decision to open U.S. highways to Mexican trucks beyond the 20-mile commercial border zones, which is the current limitation for Mexican trucks entering the United States. Motor carriers domiciled in Mexico operating in the United States will be subject to the same Federal and State laws, regulations and procedures, including safety regulations that apply to carriers domiciled in the United States. President Bush's decision complies with a provision of NAFTA. Mexican rigs currently transfer their cargo to U.S. trucks that carry the loads to points within the United States. Barring a successful legal challenge to the President's ruling, Mexican trucks could begin operating in the U.S. within one month. We believe that allowing Mexican trucks into the United States will further increase demand for our products and services.



BUSINESS AND EXPANSION STRATEGY

         CapSource management works with the operating company executives at REMEX and RESALTA to formulate business plans and strategies consistent with our overall corporate goals. Our subsidiaries are party to inter-company service agreements whereby the parent company provides management services in exchange for a fee. Operating company executives manage the operating companies based on established goals. Investment and capital allocation decisions are made by the executive management and board of directors of CapSource.

         We intend to expand our business operations through the acquisition of existing businesses and the integration of acquired businesses with existing operations.

         In evaluating potential acquisitions, we consider the following factors:

o The geographic location of the candidate. Our first priority is to acquire candidates located in areas where we believe the market for services is strong and growing and the candidate represents a strong contributor in that market. We also consider the ease with which such businesses can be integrated into our existing operations. Once we have entered a region, we may seek to increase our presence in the region through expansion of our existing operations, additional acquisitions and/or new business opportunities;
o The candidate's profitability. We seek to acquire businesses that are profitable at the time of acquisition. We also review other financial factors such as historic levels of revenue and earnings and the opportunity to increase profitability through operational improvements;
o The candidate's existing and potential customer base. We seek to acquire businesses with a strong customer base and a reputation for high quality service. We attempt to retain key personnel through the use of employment agreements containing noncompetitive provisions and incentive programs. In addition, we assess the probability of being able to expand the existing lease base; and
o Each candidate is evaluated for potential synergy with our existing businesses.

         We are engaged in discussions with prospective acquisition candidates and are in the process of exchanging information with certain of these candidates. Although we would like to make one or more acquisitions in the next twelve months and to pursue our acquisition program immediately following the public offering, as of the date of this prospectus we have not agreed to make any acquisitions and no assurance can be given as to whether, when, or on what terms any such possible acquisitions may be completed. We expect that any acquisition would require seller financing, debt or equity financing or a combination of some or all these financing techniques that will be decided on a case by case basis.


RENTAS Y REMOLQUES DE MEXICO, S.A. DE C. V. (D/B/A REMEX)

         REMEX is engaged in equipment leasing with headquarters in Mexico City. REMEX currently focuses on leasing transportation equipment, primarily truck transportation equipment, to contract carriers and private fleets. REMEX will consider leasing other types of capital equipment where market conditions are favorable.

         REMEX BUSINESS STRATEGY. Mexico has replaced Japan as the U.S.'s second largest trading partner. The net effect has been an explosion in cross-border shipments. (Source: U.S. Customs Service, Inspection and Control Division and Texas A&M International University). The growth in shipping has resulted in a substantial increase in demand for truck trailers. Moreover, there is a need to generally upgrade Mexican transportation infrastructure. Further, CapSource anticipates that Mexican companies, like their U.S. counterparts, will attempt to out-source their transportation fleets and fleet management in order to utilize a variable cost approach to operating their businesses. We believe REMEX is well positioned to capitalize on these economic and regulatory changes.

         Mexico suffers from a chronic shortage of investment capital and a relatively high cost of borrowing. These factors argue against the direct ownership of capital equipment. REMEX's leasing services offer an alternative to direct equipment ownership. REMEX offers triple-net operating leases. REMEX arranges for the license, insurance and taxes relating to the leased equipment. REMEX leases are typically mid-term - from one to five years. The customer pays all costs and returns the equipment to REMEX at the end of the lease term. REMEX does not offer financial or full payout leases.

         Mid-term operating lease rates are usually higher than finance lease rates but lower than short-term rental rates. REMEX leases generally result in the recovery of the full cost of the leased equipment during the initial term of the lease, however, to realize an acceptable return on our instrument, we must re-lease or sell the equipment. Accordingly, at the beginning of each lease, REMEX estimates the value of the used equipment or residual value at the end of the term of the lease. To achieve its full return on investment, the equipment is either sold or re-leased at the termination of the lease. To the extent that the sale or release of the equipment results in more or less proceeds to REMEX than the residual value that is carried on REMEX's book, the actual profit and rate of return on the invested capital will vary. REMEX focuses on mid-term operating leases because it believes that such leases provide the optimal balance between risk and return - a high rate of return on invested capital and an acceptable level of risk.

         REMEX occasionally offers short-term leases at rates that are higher than mid-term leases in order to keep overall fleet utilization at maximum levels and maximize cash flow.

         REMEX TARGET MARKETS. REMEX has targeted small to mid-size companies which are financially stable, adequately capitalized, well managed with strong growth potential and good credit. Management is focused on opportunities to lease equipment which is non-specialized including dry vans, flat beds and trailer dollies. However, REMEX occasionally leases more specialized equipment if the term of the lease and the rate of return justify the added risks of these leases. Of particular interest are business sectors which have recently been or are in the process of being privatized, such as railroads, port facilities and grain collection, warehousing and distribution, where REMEX can become the predominant lessor. Management has been aggressively pursuing this business strategy.

         REMEX COMPETITION. Competition for REMEX comes from three main areas:

o    other firms offering operating leases;
o    financial leases; and
o    other financing arrangements.

         In Mexico, as compared to the United States, the leasing business is in its infancy and, accordingly, competition for the leasing of truck trailers is somewhat limited.

         With respect to operating leases, REMEX has two primary competitors, XTRA Mexicana, S.A. de C.V. and TIP de Mexico, S.A. de C.V. They are the Mexican subsidiaries of the two largest U.S. firms offering operating leases to the transportation industry, XTRA Corporation located in Boston, MA and the TIP division of GE Capital Services, a unit of General Electric Company located in Fairfield, CT. Nevertheless, they too are relatively new to the Mexican market, both since the passage of NAFTA in 1994.

         Financial leases are an alternative to operating leases. Captive truck leasing firms, including PACCAR Leasing, Volvo Credit and Mercedes Benz Leasing, occasionally offer to put trailers on lease along with their trucks to enhance truck sales. In addition, there are a number of firms, major financial institutions including banks and asset based lenders, which offer financial leases and/or other financing arrangements.

         REMEX OPERATIONS. Doing business in Mexico is relationship oriented. The Director General of REMEX is responsible for new business generation which is accomplished by developing relationships with and soliciting business directly from potential lessees or through relationships with manufacturers of transportation equipment and/or their distributors. In order to achieve its growth objectives, management anticipates it will expand its sales and marketing activities through the addition of one or more senior employees whose time would be devoted to such activities. By assisting these manufacturers and/or their distributors in providing timely, convenient and competitive financing for their equipment sales and offering a variety of value-added services, REMEX simultaneously promotes their equipment sales and the utilization of REMEX as the equipment finance provider. Leases are originated as a result of REMEX's sales and marketing activities. REMEX employs underwriting policies and procedures that are intended to minimize the risk of delinquencies and credit losses. CapSource in conjunction with REMEX management has established and regularly reviews overall corporate credit guidelines. Since 1998, when current management took control and instituted new lease contracts and credit guidelines, we have not suffered any credit losses.

         REMEX's servicing responsibilities generally include billing, processing payments, paying taxes and insurance and performing collection and liquidation functions. Currently, REMEX performs all of the servicing functions for its leases. REMEX acquires trailers and related equipment from a wide range of suppliers, both in the U.S. and Mexico. Equipment purchasing is generally driven by the lessee's requirements. The lessee usually specifies the equipment, including, in many cases, the manufacturer. Specifications typically include:

o    the trailer type,
o    structural elements,
o    length,
o    suspension - mechanical or air ride, and
o    tires, brakes and other features.

         These specifications are usually driven by a combination of the lessee's customer's need, current fleet composition and operating experience, equipment cost and availability, the lessee's requirements and other factors. Generally REMEX does not acquire equipment without a commitment to lease.


         We have six customers who each represent ten percent or more of REMEX's rental income. The loss of any one of these significant customers would have a material adverse effect on our business. We believe that our relationship with these customers is good, but we can offer no assurance that these significant customers will continue to choose REMEX for their trailer rental needs.


         REMEX SERVICE SUBISIDARY. As is the custom in Mexico, REMEX, the primary operating subsidiary, has an associated service company. The assets reside in the primary operating subsidiary while employees are employed by the service company. The sole purpose for the service company is to hire and retain the employees who provide the services. The service company has a service contract with the operating company and invoices it for the total personnel costs incurred on a monthly basis. This operating structure, which is the common business practice in Mexico, is done as part of a financial and tax planning tool to limit certain personnel costs and related tax liabilities. The service company for REMEX is Opciones Integrales de Arrendamiento, S.A. de C.V. Both REMEX and its service company are located in Mexico City and are wholly-owned by CapSource. However, because Mexican law requires that all Mexican companies have a Mexican shareholder, Lynch Grattan, our director of Mexican operations, holds one share of each of REMEX, its service company, to comply with Mexican law.

         REMEX ASSET POOL. As of September 30, 2002, REMEX had 182 units in its lease/rental asset pool with an original cost of $3.2 million. All of REMEX's equipment is less than five years old.

         The following table indicates the mix of trailers and related equipment:

Type of Equipment              Number of Units           % of Lease/Rental Fleet
-----------------              ---------------           -----------------------
Dry Van  -    53'                    13                          7.0%
              48'                    71                         41.5%
              40'                    16                          7.0%
              38'                    12                          7.0%
              35'                     2                          1.2%
              22'                     5                          2.9%

Flat Bed Trailers                    26                         15.2%

Bulk Hoppers  -  42'                  1                          0.6%
                 34'                  2                          1.2%

Trailer Dollies                      34                         16.4%
                                    ---                         -----
Total                               182                          100%

         Since September 30, 2002, REMEX has increased its lease/rental fleet to 203 units.

         Utilization is a key measure of a leasing company's operating performance. Based on in-house research, leasing company utilization in the U.S. generally falls in the range of 65-85%. REMEX's utilization historically has exceeded 90%. As of September 30, 2002, our utilization was 97%.


         REMEX FINANCIAL PERFORMANCE. The following unaudited table is a summary of REMEX's operating performance:

                                                                   ---------------------------------------------------------------
                                       Years Ended December 31             Three Months Ended                Nine Months Ended
                                       -----------------------     -------------------------------------   -----------------------
                                                                    March 31,     June 30,     Sept 30,     Sept 30,     Sept 30,
                                          2001         2000           2002          2002          2002        2002          2001
                                       ---------     ---------     ---------     ---------     ---------   ----------    ---------
Revenue                                $ 649,184       402,521       178,318       215,881       221,456      615,655      465,567
Depreciation & direct cost of
   trailers under operating leases       536,698       330,794       103,530       114,474        86,609      304,613      410,611
Selling, general and administrative
  expenses                               486,221       429,242        92,840       109,253        99,323      301,416      198,992
Operating income (loss)                $(373,735)     (357,515)      (18,052)       (7,846)       35,524        9,626     (144,036)
Number of Lease/Rental units                 159           107           157           171           182          182          153

         The above table shows lease/rental asset pool units at period end. The revenue does not necessarily reflect having owned and leased the assets for the entire period.


REMOLQUES Y SISTEMAS ALIADOS DE TRANSPORTATION, S.A. DE C.V. (D/B/A  RESALTA)

         Organized in April 2001, as of April 1, 2002 RESALTA became a wholly owned subsidiary of CapSource. Prior to that date RESALTA was an 80% owned subsidiary of CapSource. The remaining 20% was owned by Marlo Conzuelo Bettancourt. Mr. Conzuelo is Director General and principal owner of TractoBaja Volvo, S.A. de C.V., a Volvo truck dealership located in Tijuana, and Soluciones Logisticas y de Transportes, S.A. de C.V., a customer of CapSource's leasing subsidiary, REMEX. On April 1, 2002, CapSource purchased Mr. Conzuelo's interest in RESALTA by issuing him 15,000 shares of CapSource common stock.

         On November 17, 2000, CapSource executed an agreement with Hyundai, which provides CapSource and/or its subsidiary RESALTA with exclusive distribution rights for Hyundai truck trailers and related equipment in Mexico.

         HYUNDAI AGREEMENT. The Hyundai Agreement is for a period of four years and is renewable. Among other things, the Agreement requires RESALTA to fulfill certain minimum annual purchase requirements as well as develop certain facilities to sell and service Hyundai products covered by the Agreement. To date, we have not met these requirements and Hyundai has chosen not to enforce them. As part of the Agreement, Hyundai agrees that it will not designate any other dealers to compete with RESALTA in Mexico as well as pay RESALTA a per trailer fee should Hyundai sell directly in Mexico, except for a certain limited number of house accounts serviced directly by Hyundai.

         HYUNDAI. Hyundai, the largest company in Korea, is engaged in insurance, shipbuilding, engineering and construction, electronics and automotive as well as other businesses.

         In 1990, Hyundai, built a maquiladora plant across the border from San Diego, California, in Tijuana, Baja California, Mexico. The facility produces van trailers, refrigerated trailers known as reefers, container chassis and domestic and refrigerated containers for the U.S. market. For the past two decades, Hyundai has been the largest manufacturer of sea going containers in the world. Hyundai is believed to be the largest container chassis supplier in the U.S. market, producing up to 1,500 chassis monthly.

         Hyundai's manufacturing process and quality assurance system have been internationally recognized by achieving ISO 9002 certification. Hyundai is the first North American trailer and container manufacturer to receive ISO 9002 designation. Made with American components, Hyundai trailers feature many standard features that are optional on competitive trailers. Hyundai markets its products both directly and through dealers in the U.S. Hyundai's agreement with RESALTA represents its initial entry into the Mexican market.

         RESALTA BUSINESS STRATEGY. The Mexican economy saw significant growth in 2000 when gross domestic product increased approximately 6.9% (Source:
Banamex). The recent global economic slowdown has also affected the Mexican economy where the GDP growth in 2001 was a negative 0.3% (Source: Banamex). For the first quarter of 2002, overall GDP declined 2.0%. Nevertheless, the transportation sector of the Mexican economy is investing to replace and grow infrastructure based upon increased traffic due to NAFTA. Hyundai currently produces a product at a price that allows RESALTA to offer a price advantage over its competitors.

         Management expects the majority of sales will be dry vans and refrigerated trailers sold pursuant to the Hyundai Agreement. However, RESALTA intends to supplement its dry van business by adding other types of trailers as follows:

               o    flat beds;
               o    bulk hoppers;
               o    livestock trailers;
               o    trailer dollies; and
               o    after-market equipment, etc.

         RESALTA COMPETITION. Since the passage of NAFTA, the Mexican van trailer market has been dominated by one U.S. manufacturer, Utility, and its independent distributor, Utility de Mexico, and four Mexican manufacturers, Fruehauf de Mexico, Ramirez, Caytrasa and Altamirano. While no reliable market statistics are available, we believe that Utility de Mexico has been gaining market share and is now the dominant distributor in the market. A number of U.S. manufacturers have sold trailers in Mexico but have not developed a significant presence in the market.

         More recently, current economic conditions, corresponding market forces and new business strategies have begun to cause a shift in the competitive environment. U.S. manufacturers Great Dane and Lufkin have been increasing sales largely at the expense of Utility de Mexico and the Mexican manufacturers. Ramirez has dropped out of the market while Caytrasa and Altamirano seem to be holding steady. The owner of Fruehauf de Mexico has acquired the U.S. operations of Dorsey and plans to restructure the distribution of their products. We believe RESALTA has experienced the strongest growth of all of the market participants.

         As the market continues to shift, it is clear that companies with the most efficient manufacturing operations, the lowest cost of manufacturing, the lowest transportation costs and the most efficient distributions systems will dominate the market. We believe that RESALTA and Hyundai are well positioned in this regard.

         RESALTA OPERATIONS. RESALTA was incorporated in April 2001. During the initial months of operations, we focused on establishing brand recognition of the Hyundai name, specifically emphasizing the quality and reliability of Hyundai trailers. We established sales offices in Mexico City and Monterrey and developed a network of independent sales personnel, in order to cover the major transportation centers in Mexico. We introduced Hyundai products at a major Mexican transportation trade show, ExpoTransporte in Guadalajara. In addition, RESALTA is working jointly with REMEX, the equipment-leasing subsidiary of CapSource, whereby RESALTA supplies equipment to REMEX, which REMEX then leases directly to its customers.

         RESALTA completed its first sale in August 2001. The overall economic downturn, exacerbated by the tragic events of September 11th, negatively impacted our entry into the Mexican market. Beginning in the second quarter of 2002, our sales, revenue and earnings are coming into line with our original expectations.

         RESALTA SERVICE SUBSIDIARY. As is the custom in Mexico, RESALTA, the primary operating subsidiary has an associated service company. The assets reside in the primary operating subsidiary while employees are employed by the service company. The sole purpose for the service company is to hire and retain the employees who provide the services. The service company has a service contract with the operating company and invoices it for the total personnel costs incurred on a monthly basis. This operating structure, which is the common business practice in Mexico, is done as part of a financial and tax planning tool to limit certain personnel costs and related tax liabilities. The service company for RESALTA is Operador de Servicios Administratives Integrales, S.A. de C.V. Both RESALTA and its service company are located in Mexico City and are wholly-owned by CapSource. However, because Mexican law requires that all Mexican companies have a Mexican shareholder, Lynch Grattan, our director of Mexican operations, holds one share of RESALTA and its service company to comply with Mexican law.

         RESALTA FINANCIAL PERFORMANCE. The following unaudited table is a summary of RESALTA's operating performance:

                                                           ----------------------------------------------------------------------
                                                                       Three Months Ended                   Nine Months Ended
                                            Year Ended     ----------------------------------------     -------------------------
                                            December 31     March 31,      June 30,       Sept 30,       Sept 30,        Sept 30,
                                                2001          2002           2002           2002           2002            2001
                                            ----------     ----------     ----------     ----------     ----------    ----------
Equipment sales                             $  388,260        548,909        854,891      1,374,762      2,778,562         15,459
Direct cost of sales                           369,586        504,934        787,849      1,281,378      2,574,161         15,130
Selling, general and administrative
  expenses                                     708,114        180,587        186,354        207,855        574,796        323,323
Net operating loss                          $ (689,440)      (136,612)      (119,312)      (114,471)      (370,395)      (322,994)
Number of trailer units sold                        21             26             40             62            128              1

GOVERNMENT REGULATION

         Our truck trailer leasing and distributor businesses are subject to extensive and changing governmental regulation governing licensure, conduct of operations, payment of referral fees, purchase or lease of facilities, and employment of personnel by business corporations. We believe that our operations are structured to comply with all such laws and regulations currently in effect as well as laws and regulations enacted or adopted but not yet effective. We can offer no assurance, however, that enforcement authorities will not take a contrary position. We also believe that, if it is subsequently determined that our operations do not comply with such laws or regulations, we can restructure our operations to comply with such laws and regulations. We can offer no assurance, however, that we would be able to so restructure our operations. In addition, we can offer no assurance that jurisdictions in which we operate or will operate will not enact similar or more restrictive laws and that we will be able to operate or restructure our operations to comply with such new legislation or regulations or interpretations of existing or new legislation and regulations.


FUTURE ACQUISITIONS


         As part of our strategy to expand our business, we intend to pursue the acquisition of other businesses. While we have developed criteria that we will use to evaluate such acquisition opportunities, we can offer no assurance that we will be successful in acquiring other businesses and, if we do acquire another business, that the acquisition will be on terms that are favorable to us or that the acquired business will be successfully integrated into ours. Currently we have no agreement to acquire any business.



RISK OF LIABILITY

         Although we have no history of material legal claims, we may be subject to claims and lawsuits from time to time arising from the operation of our business, including claims arising from accidents. Damages resulting from and the costs of defending any such actions could be substantial. In the opinion of management, we are adequately insured against personal injury claims and other business-related claims. Nevertheless, there can be no assurance we will be able to maintain such coverage, or that it will be adequate.


                         OUR REPORTS TO SECURITY HOLDERS

         After this offering is completed, we will become subject to the informational requirements of the Securities Exchange Act of 1934, so we will file reports and other information with the Securities and Exchange Commission. We have not yet filed any periodic reports with the Securities and Exchange Commission. The reports and other information filed by us can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. and at the Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

         We will furnish to stockholders:

o an annual report containing financial information audited by our certified public accountants;
o    unaudited financial statements for each quarter of the current fiscal year;
     and
o additional information concerning the business and operations of CapSource as deemed appropriate by the Board of Directors.

         We will continue to furnish stockholders an annual report, even if we are no longer required to file reports with the SEC.

                                    EMPLOYEES

         At September 30, 2002, we had 11 full-time and no part-time employees. None of our employees are subject to any collective bargaining agreements and we believe that our relations with our employees are good. In addition, effective in November of 2002, we contracted with two independent sales representatives to sell RESALTA products exclusively covering east, southeast and central Mexico. One of these representatives was previously a top salesperson for our major competitor.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         Our discussion and analysis of CapSource's financial condition and results of operation are based upon consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Our significant accounting policies are described in Note 1 to our Consolidated Financial Statements as set forth elsewhere in this Prospectus. In response to SEC release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we have identified certain of these policies as being of particular importance to the portrayal of our financial position and results of operations and which require the application of significant judgment by our management. We analyze our estimates, including those related to lease revenue, depreciation rates, impairment equipment, residual values, allowance for doubtful accounts, income tax valuation allowance, the fair value of beneficial conversion features and contingencies and litigation, and base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our most significant judgments and estimates used in the preparation of CapSource's consolidated financial statements:

         LEASE ACCOUNTING. Statement of Financial Accounting Standards No. 13, Accounting for Leases, requires that a lessor account for each lease by either the direct financing, sales-type (collectively capital leases) method, or operating lease method. Direct financing and sales-type leases are defined as those leases that transfer substantially all of the benefits and risks of ownership of the equipment to the lessee. Our leases are classified as operating leases for all of our leases and for all lease activity as the lease contracts do not satisfy the criteria to be recognized as capital leases. For all types of leases, the determination of return on investment considers the estimated value of the equipment at lease termination, referred to as the residual value.

         The cost of equipment is recorded as equipment and is depreciated on a straight-line basis over the estimated useful life of the equipment. Leasing revenue consists principally of monthly rentals and related charges due from lessees. Leasing revenue is recognized when due from lessees. Deposits and advance rental payments are recorded as a liability until repaid or earned by us. Operating lease terms range from month-to-month rentals to five years. Initial direct costs (IDC) are capitalized and amortized over the lease term in proportion to the recognition of rental income. Depreciation expense and amortization of IDC are recorded as leasing costs in the accompanying consolidated statements of operations. Our assets are depreciated over a period that we believe best represents the useful lives of the assets. We establish residual values at lease inception equal to the estimated value to be received from the equipment following termination of the initial lease (which in certain circumstances includes anticipated re-lease proceeds). In estimating such values, we consider all relevant information and circumstances regarding the equipment and the lessee.

         USE OF ESTIMATES. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

         ALLOWANCE FOR LOSSES. We maintain an allowance for losses at levels that we determine to adequately provide for any other than temporary declines in asset values. In determining possible losses, we consider economic conditions, the activity in used equipment markets, the effect of actions by equipment manufacturers, the financial condition of lessees, the expected courses of action by lessees with regard to leased equipment at termination of the initial lease term, and other factors which we believe are relevant. Recoverability of an asset's value is measured by a comparison of the carrying amount of the asset, to the future net cash flows that we expect to be generated by the asset. If a loss is indicated, the loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Asset dispositions are recorded upon the termination or remarketing of the underlying assets. Assets are reviewed annually to determine the adequacy of the allowance for losses.

         BENEFICIAL CONVERSION OPTION. In connection with the issuance of debt instruments, we granted the holders the option to convert the debt into our common stock at a beneficial conversion rate. In calculating the fair value of these beneficial conversions, we estimated the fair value of our stock based on current results, budgeted performance, and recent transactions involving our common stock.

         STOCK-BASED COMPENSATION. We have adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No.
123). As permitted under this standard, we have elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB
25), in accounting for our stock options and other stock-based employee awards.


GENERAL

         CapSource is engaged in two principal lines of business (segments): (1) the lease of truck trailers and (2) the distribution of Hyundai trailers.

         In early 1998, present management took control and restructured CapSource as a holding company. Results for 2000 reflect expenses incurred at the parent company level to restructure and finance REMEX, its leasing operation in Mexico, and the expense of providing staffing at the parent company level sufficient to develop and implement the strategic plan. Results for 2001 reflect the start-up costs incurred to establish RESALTA, the Mexican trailer sales and distribution subsidiary, as well as increased interest expense on increased debt level and other expense related to CapSource's withdrawn initial public offering.

         According to the plan, CapSource obtained the exclusive right to sell and distribute Hyundai truck trailers in Mexico. In April 2001, CapSource organized RESALTA to take advantage of this opportunity. CapSource does not anticipate significant increases in parent company general and administrative in the future. Given its business strategy, CapSource anticipates parent company expenses will be offset by increases in revenue from REMEX, the leasing subsidiary, and RESALTA, the trailer sales and distribution subsidiary, as well as additions to revenue from future acquisitions.

         All of the REMEX lease contracts are denominated in U.S. dollars; in other words, the lessee makes its payment to us in pesos based upon the exchange rate on the date the payment is made. This transfers the exchange rate risk from us to the lessee. All of the equipment purchases also are denominated in U.S. dollars.

         Utilization, the percentage of the fleet leased, is an important measure of operating performance. United States lease/rental firms have utilization rates in the range of 65% to 85%. REMEX utilization was 96% in 2001 and 94% in 2000. We attribute the high utilization rates to three factors:

o    the strong demand for equipment;
o    our focus on mid-term leases (5 years); and
o CapSource generally does not purchase equipment for the lease/rental pool without a lease commitment from a customer.

RESULTS OF OPERATIONS


HISTORICAL RESULTS OF OPERATIONS

         The following unaudited table is a summary of our historical results of operations for the periods noted.

                                                                   Nine Months Ended September 30
                                                      ---------------------------------------------------
                                                                  2002                        2001
                                                      -----------     ------      -----------     -------
Rental income from operating leases                   $   537,696      18.58%         430,488      89.49%
Equipment sales - gross                                 2,278,562      78.73%          15,459       3.21%
Other income                                               77,959       2.69%          35,079       7.29%
                                                      -----------     ------      -----------     ------
             Total revenue                              2,894,217     100.00%         481,026     100.00%

Costs and expenses:
   Depreciation and direct costs of trailers under
              operating leases                            304,613      10.52%         410,611      85.36%
   Direct costs of sales                                2,574,161      88.94%          15,130       3.15%
   Selling, general and administrative expenses         1,068,986      36.94%         919,510     191.16%
                                                      -----------     ------      -----------     ------

             Total expenses                             3,947,760     136.40%       1,345,251     279.66%
                                                      -----------     ------      -----------     ------

             Operating loss                              (553,543)    (19.13%)       (864,225)   (179.66%)
                                                                      ------                      ------

Other income (expense);
   Interest income (expense)                             (189,579)     (6.55%)        (49,060)    (10.20%)
   Foreign exchange gains (losses), net                   (56,444)     (1.95%)        (16,610)     (3.45%)
   Other income (expense)                                 (24,046)     (0.83%)          7,112       1.48%
                                                      -----------     ------      -----------     ------

             Total other income (expense), net           (270,069)     (9.33%)        (58,558)    (12.17%)
                                                      -----------     ------      -----------     ------

             Net loss                                 $  (823,612)    (28.46%)       (922,783)   (191.84%)
                                                      ===========     ------      ===========     ------



[WIDE TABLE CONTINUED FROM ABOVE]

                                                                      YEAR ENDED DECEMBER 31
                                                      --------------------------------------------------
                                                                  2001                       2000
                                                      -----------     ------      -----------     ------
Rental income from operating leases                       618,069      59.58%         402,521     100.00%
Equipment sales - gross                                   388,260      37.42%              --       0.00%
Other income                                               31,115       3.00%              --       0.00%
                                                      -----------     ------      -----------     ------
             Total revenue                              1,037,444     100.00%         402,521     100.00%

Costs and expenses:
   Depreciation and direct costs of trailers under
              operating leases                            536,698      51.73%         330,794      82.18%
   Direct costs of sales                                  369,586      35.62%              --       0.00%
   Selling, general and administrative expenses         1,536,635     148.12%         685,633     170.33%
                                                      -----------     ------      -----------     ------

             Total expenses                             2,442,919     235.47%    1  1,016,427     252.52%
                                                      -----------     ------      -----------     ------

             Operating loss                            (1,405,475)   (135.47%)       (613,906)   (152.52%)
                                                                      ------                      ------

Other income (expense);
   Interest income (expense)                             (381,186)    (36.74%)        (55,929)    (13.89%)
   Foreign exchange gains (losses), net                    11,559       1.11%         (12,761)     (3.17%)
   Other income (expense)                                (147,375)    (14.21%)         41,466      10.30%
                                                      -----------     ------      -----------     ------

             Total other income (expense), net           (517,002)    (49.83%)        (27,224)     (6.76%)
                                                      -----------     ------      -----------     ------

             Net loss                                  (1,922,477)   (185.31%)       (641,130)   (159.28%)
                                                      ===========     ------      ===========     ------


RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001


         REVENUE. During the nine months ended September 30, 2002, the lease revenue generated by the lease/rental subsidiary, REMEX continued to increase. In addition, capitalizing on the agreement with Hyundai giving the exclusive right to sell/distribute Hyundai trailers in Mexico, CapSource continued to expand the operations of RESALTA, its new trailer sales/distribution company. RESALTA made significant progress in establishing its presence in Mexico by opening sales offices in Mexico City and Monterrey, and by establishing a relationship with an independent sales agent in Guadalajara.

         For the nine months ended September 30, 2002, REMEX had lease/rental income of $615,655, compared to $465,567 for the nine months ended September 30, 2001. This represents an approximate 32% increase. The increase is attributable to the increase in the size of the lease/rental pool while maintaining high fleet utilization.

         RESALTA had equipment sales of $2,278,562 for the nine months ended September 30, 2002 compared to $15,459 for the nine months ended September 30, 2001. This increase is due to the launching of the RESALTA trailer sales operation that generated its first sales and costs of sales in August 2001.

         OPERATING COSTS AND EXPENSES. Operating costs and expenses consist of depreciation and direct costs of trailers under operating leases, direct costs of trailer and equipment sales, and salaries and selling, general, and administrative costs that are not directly attributable to the generation of revenue and interest expense. Depreciation and direct costs of trailers under operating leases were $304,613 and $410,611 for the nine months ended September 30, 2002 and 2001, respectively. The decrease can be attributed to the change in the estimated depreciable life of the trailer lease fleet from seven to ten years. Our management has determined that the lease fleet has a longer useful life than we previously used for calculating depreciation. If the estimated useful life of trailer and semi-trailer equipment was changed from seven to ten years in 2001, the net loss for 2001 would have been reduced by approximately $109,000. RESALTA had direct costs of sales of $2,574,161 for the nine months ended September 30, 2002, compared to $15,130 for the nine months ended September 30, 2001. This increase is due to the launching of the RESALTA trailer sales operation that generated its first sales and costs of sales in August 2001. Selling, general and administrative expenses during the first nine months of 2002 were $1,068,986, of which approximately $301,416 was attributable to REMEX, $574,796 to RESALTA and $192,774 to the parent company. During the first nine months of 2001, selling, general and administrative expenses were $919,510, with $198,992 attributable to REMEX, $323,323 to RESALTA (initial start-up costs) and $397,195 to the parent company.

         OPERATING LOSS. Operating loss consists of revenue less operating expenses. For the nine months ended September 30, 2002, we recognized an operating loss of $553,543, compared to $864,225 for the nine months ended September 30, 2001. This reduction in operating loss is a result of the increased lease/rental income from REMEX during the first nine months of 2002, as well as the revenue generated by RESALTA from equipment sales.

         OTHER INCOME (EXPENSE). Other (expense) increased from ($58,558) for the nine months ended September 30, 2001 to ($270,069) for the nine months ended September 30, 2002. This increase is primarily due to an increase in interest expense associated with an increased debt level and an increase in foreign exchange losses due to the strengthening of the Mexican peso in relation to the U.S. dollar.

         NET LOSS. CapSource recognized a net loss for the nine months ended September 30, 2002 of $823,612. This compares to a net loss of $922,783 for the nine months ended September 30, 2001. The decrease in the net loss was due to the increase in rental income from REMEX and the revenue generated by RESALTA from equipment sales, which was partially offset by the increase in interest expense incurred on our additional debt.


RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

         REVENUE. During 2001, CapSource's principal source of revenue was its lease/rental subsidiary, REMEX. For the year ended December 31, 2001, REMEX had lease/rental income of $649,184, compared to $402,521for the year ended December 31, 2000. This represents an approximate 61% increase. The increase is attributable to the increase in the size of the lease/rental pool while maintaining high fleet utilization.

         OPERATING COSTS AND EXPENSES. Depreciation was $402,696 and $258,745 for 2001 and 2000, respectively. The increase in depreciation can be attributed to the increase in fleet size. RESALTA had direct costs of sales of $369,586 for the year ended June 30, 2002, compared to $0 for year ended June 30, 2001. This increase is due to the launching of the RESALTA trailer sales operation that generated its first sales and costs of sales in August 2001. Selling, general and administrative expenses during 2001, were $1,536,635, of which approximately $486,221 was attributable to REMEX, $708,114 to RESALTA (initial start-up costs) and $342,300 to the parent company. During 2000, selling, general and administrative expenses were $685,633, with $429,242 attributable to REMEX and $256,391 to the parent company.

         OPERATING LOSS. Operating loss consists of revenue less operating expenses. For the year ended December 31, 2001, we experienced an operating loss of ($1,405,475), compared to ($613,906) for the year ended December 31, 2000. This increase of operating loss is attributable principally to the initial start-up and marketing costs of $718,114 incurred by RESALTA in 2001.

        OTHER INCOME (EXPENSE). Other income (expense) increased from ($27,224) for the year ended December 31, 2000 to ($517,002) for the year ended December 31, 2001. This increase is due to increased interest expense in 2001 associated with the increase in debt incurred to finance RESALTA's start-up costs as well as a charge of $228,584 to interest expense, which represents the unaccreted discount on the convertible stockholder note that was converted to common stock prior to its maturity. In addition, $145,250 of costs were charged to other expense in 2001 which were incurred partially in 2000 and partially in 2001 by CapSource's withdrawn initial public offering.

         NET LOSS. CapSource posted a net loss of ($1,922,477) and ($641,130) for the years ended December 31, 2001 and 2000, respectively. This increase in net loss resulted from the initial start-up costs for RESALTA, as well as the $228,584 charged to interest and the $145,250 charged to other expense incurred in 2001.


LIQUIDITY AND CAPITAL RESOURCES

         Our principal sources of capital have been obtained through advances and subsequent conversion to our common stock by the majority stockholder. Our principal uses of capital have been to continue and expand our operations pursuant to our strategic business plan including: adding to our lease/rental fleet, and increasing sales by adding to equipment inventory on display.

         Net cash used in operating activities was $540,850 for the nine months ended September 30, 2002, compared to $1,120,766 for the nine months ended September 30, 2001. Net operating cash used in the nine month period decreased compared to the prior period due to the reduction in inventory and rents and accounts receivable, which were partially offset by an increase in advance payments to suppliers of trailer and semi-trailer equipment.

         Net cash used in operating activities was $1,475,605 for the year ended December 31, 2001, compared to $461,151 for the year ended December 31, 2000. Net operating cash used in the year increased compared to the prior year due to increased rents and accounts receivable, inventory, and increased operating expenses resulting from the start-up expenses of RESALTA. These uses were partially offset by increased accounts payable.

         For the nine months ended September 30, 2002, CapSource acquired trailer and semi-trailer equipment for its lease/rental pool of $478,407 offset by disposals of $178,297, and purchased vehicles, furniture and computer equipment of $21,162. This compares to $1,006,980, $120,568 and $116,556, respectively, for the nine months ended September 30, 2001. As a result, net cash used in investing activities was $321,272 and $1,002,968 for the nine months ended September 30, 2002 and 2001, respectively.

         For the year ended December 31, 2001, CapSource acquired trailer and semi-trailer equipment for its lease/rental pool of $992,379 offset by disposals of $129,762, and purchased vehicles, furniture and computer equipment of $130,090. This compares to $560,122, $0 and $2,773 respectively, for the year ended December 31, 2000. As a result, net cash used in investing activities was $992,707 and $562,895 for the years ended December 31, 2001 and 2000, respectively.

         During the nine months ended September 30, 2002, CapSource received proceeds from payable to stockholder and other notes payable of $768,698, of which $362,246 was from the issuance of unsecured convertible notes to a stockholder, $152,201 from the issuance of unsecured convertible notes to others and $254,251 from the issuance of unsecured notes payable to others. In addition, CapSource received proceeds of $51,000 from the issuance of common stock for cash. As a result, net cash flow from financing activities for the nine months ended September 30, 2002 was $819,698.

         During the nine months ended September 30, 2001, CapSource received proceeds from payable to stockholder of $1,466,885 from the issuance of unsecured convertible notes. In addition, CapSource received proceeds from the issuance of common stock of $218,280. As a result, net cash flow from financing activities for the nine months ended September 30, 2001 was $1,685,165.

         For the year ended December 31, 2001, CapSource received proceeds from payable to stockholder and other notes payable of $1,874,079, of which $867,653 was from the issuance of unsecured convertible notes to a stockholder, $590,740 from the issuance of unsecured notes to stockholder and $415,686 from the issuance of unsecured convertible notes to others. In addition, CapSource received proceeds from the issuance of common stock of $218,280. As a result, the net cash flow from financing activities for the year ended December 31, 2001 was $2,092,359. For the year ended December 31, 2000, CapSource received proceeds of $1,027,363 from the issuance of unsecured convertible notes to stockholder. In addition, CapSource received proceeds from the issuance of common stock of $385,640. As a result, the net cash flow from financing activities for the year ended December 31, 2000 was $1,413,003.

         On a long-term basis, liquidity is dependent on continuation and expansion of operations, the re-leasing and sale of equipment and the receipt of revenue as well as additional infusions of equity and debt capital. We believe that additional equity and debt financing in the short term will allow us to increase the REMEX lease/rental asset pool, implement the Hyundai-RESALTA business opportunity and pursue other business opportunities pursuant to our strategic plan. We believe this will result in substantially increased revenue and liquidity in the long term. However, there can be no assurance that we will be able to obtain the additional equity or debt financing in the future.

         CAPSOURCE FINANCIAL STRATEGY. Funding and financial strategy are significant factors in our business plan. The cost, reliability and flexibility of the actual and potential funding sources will dictate, to a large extent, our ability to acquire additional businesses pursuant to our strategic plan. Additionally, each operating subsidiary's ability to grow and improve its competitive position within its respective business sector is similarly dependent upon its ability to secure adequate funding, either directly or through the parent company.

         To date, REMEX, the leasing subsidiary, has been financed largely with equity from CapSource. In order to achieve its future growth objectives, management of CapSource believes that REMEX's financial structure needs to include various forms of borrowings including both a short-term credit facility, commonly termed a warehouse credit facility, and long-term debt. We believe that the optimum debt/ratio for REMEX is approximately 80% debt and 20% equity. RESALTA, the new trailer sales/distribution subsidiary, requires two forms of financing - equity and a short-term credit facility commonly referred to as "floor plan" financing. Floor plan financing is similar to the warehouse credit facility being sought by REMEX, in that it is used to finance the purchase of inventory on an ongoing basis. However, in the case of floor plan financing, the facility is repaid through the sale of equipment rather than being replaced with long-term debt. The parent company has already provided for the initial equity funding. We are currently seeking floor plan financing.

         There is no assurance that any financing can be obtained for REMEX or RESALTA.

         We expect that the proceeds of the public offering will be adequate to provide for our cash requirements for the next twelve months.

         Our strategy is to continue to expand its operations through acquisitions and to improve profitability by reducing operating expenses. Future financing may result in dilution to holders of common stock. It is anticipated that funds required for future acquisitions and the integration of acquired businesses with us will be provided from the proceeds of the public offering and proceeds from future borrowings. However, there can be no assurance that suitable acquisition candidates will be identified by us in the future, that suitable financing for any such acquisitions can be obtained by us or that any such acquisitions will occur. Following the Public Offering, we will incur additional expenses due to being a public company. Our growth strategy will require expanded support, increased personnel throughout our business, expanded operational and financial systems and implementation of new control procedures. These factors will affect future results and liquidity.

         In order to conserve capital resources, our policy is to lease our physical facilities. As of September 30, 2002, we have no material commitments to purchase capital assets.


NEW ACCOUNTING PRONOUNCEMENTS

         In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" which requires the use of the purchase method and eliminates the option of using the pooling-of-interests method of accounting for all business combinations. The provisions in this statement apply to all business combinations initiated after June 30, 2001, and all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. We do not believe the adoption of this statement will have a material impact on our financial position, results of operations or cash flows.

         In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (FAS 142) which requires that all intangible assets acquired, other that those acquired in a business combination, be initially recognized and measured based on the asset's fair value. We adopted the provisions of FAS 142 effective January 1, 2002. Goodwill and certain identifiable intangible assets are not amortized under SFAS 142, but instead are reviewed for impairment at least annually in accordance with the provisions of this statement. Other identifiable intangibles continue to be amortized over their useful lives. We do not believe the adoption of this statement will have a material impact on our financial position, results of operations or cash flows.

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement. We does not expect the impact of SFAS 143 to be significant.

         On October 3, 2001, the FASB issued FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While FASB Statement No. 144 supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, it retains many of the fundamental provisions of that Statement. SFAS Statement 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. We do not expect the impact of adopting SFAS 144 to be significant.

         In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement provides guidance on the classification of gains and losses from the extinguishment of debt and on the accounting for certain specified lease transactions. SFAS No. 145 is not expected to have a material impact on us.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). Generally, SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized as incurred, whereas EITF Issue No. 94-3 required such a liability to be recognized at the time that an entity committed to an exit play. We are currently evaluating the provisions of the new rule, which is effective for exit or disposal activities that are initiated after December 31, 2002.

INFLATION

         Inflation in Mexico has abated in the last few years. Nevertheless, increased operating costs that are subject to inflation, such as labor and supply costs, without a compensating increase in lease rates or equipment sales revenue, could adversely impact results of operations in the future.

INSURANCE

         We maintain liability coverage in the amount of $1,000,000 per occurrence and $3,000,000 in the aggregate, as well as $2,000,000 of general premises liability insurance for each of our facilities and our executive offices. While we believe our insurance policies to be sufficient in amount and coverage for current operations, there can be no assurance that coverage will continue to be available in adequate amounts or at a reasonable cost, and there can be no assurance that the insurance proceeds, if any, will cover the full extent of loss resulting from any claims.

QUANTITATIVE AND QUALITATIVE MARKET RISKS

         Our operations are conducted in Mexico. All leases are denominated in United States dollars, but administrative activities are generally denominated in the Mexican peso. We do not enter into foreign currency exchange contracts either to hedge our exposure to currency fluctuations or for trading purposes.

         All of our indebtedness is at fixed interest rates and we do not enter into interest rate swaps or any other type of derivative instruments.


                             DESCRIPTION OF PROPERTY

         We sublease by reimbursing our president, Fred Boethling, at approximately 86% of the lease cost to him for 872 square feet of commercial office space at 2305 Canyon Boulevard, Suite 103, Boulder, Colorado 80302, under a lease expiring on May 31, 2003. Mr. Boethling is reimbursed in the approximate amount of $1,200 per month for the use of this space. We also reimburse our vice president and general counsel, Steve Reichert, in the amount of $300 per month for the use of his house as our Minnesota office. As a result our monthly base rental expense for these U.S. offices is approximately $1,500. REMEX leases 1,432 square feet of commercial office space in Mexico City from an unrelated third party under a lease expiring February 28, 2003 at a rental rate of approximately $1,700 per month. RESALTA leases 689 square feet of commercial office space in Monterrey from an unrelated third party under a lease expiring May 15, 2003 at a rental rate of approximately $650 per month. We believe that our facilities are adequate for our foreseeable needs in the United States. In Mexico, REMEX needs a storage yard for the leasing company within the next six months. RESALTA needs additional sales offices in selected locations throughout Mexico, including a service and parts facility and storage yard.


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


PURCHASES OF OUR COMMON STOCK

         Effective December 31, 2001, Randolph Pentel, a director, converted $867,653 payable to him on a convertible note into 867,653 shares of our common stock at a conversion price of $1.00 per share. On August 2, 2002, Randolph Pentel purchased 29,143 shares of our common stock at $1.75 per share.

         A company in which Randolph Pentel has a substantial interest has on occasion provided the use of an aircraft for travel for certain executive officers. We have paid no more than the price of a first class ticket charged by commercial airlines flying to the same destination on those dates. While there is no arrangement or assurance that the use of this aircraft will be made available in the future, if the occasion arises it is expected that the same payment terms will be followed.


PAST AFFILIATED TRANSACTIONS

         Randolph Pentel has provided the majority of financing to us at interest rates more favorable than those available to unaffiliated third parties. We lacked disinterested directors that could ratify these transactions at the time these transactions were initiated. There is no assurance that such favorable financing will be available to us in the future.

APPOINTMENT OF INDEPENDENT DIRECTORS AND AMENDMENT OF BYLAWS

         Within a reasonable time after SEC effectiveness, if effectiveness is obtained, we undertake to appoint two independent directors. An independent director shall be a member of our board of directors who: (1) is not an officer or employee of us or our subsidiaries and has not been an officer or employee within the last two years; (2) is not a promoter who organized or founded us or holds five percent or more of any class of our equity securities; and (3) does not have a material business or professional relationship with us. Within a reasonable time after SEC effectiveness, if effectiveness is obtained, we undertake to amend our Bylaws to require the appointment of at least two independent directors and the approval by those independent directors of any future material transactions, loans or forgiveness of loans.


FUTURE MATERIAL TRANSACTIONS AND LOANS

         All future material transactions and loans will be made or entered into on terms that are not less favorable to us than those that can be obtained from unaffiliated third parties. All future material transactions and loans, and any forgiveness of loans, must be approved by majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to us or independent legal counsel. We do not have any independent directors now. We will use our best efforts to recruit at least two independent directors within the next 12 months.


            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         We intend to file for inclusion of our common stock on the over-the-counter Bulletin Board; however we can offer no assurance that the NASD will approve the inclusion of our common stock. Prior to the effective date of this offering, no public market existed for our shares, and our common stock was not traded.

         As of September 30, 2002, we had 12 stockholders of our common stock.

         We have never paid cash dividends on the common stock and have no present intention to declare or pay cash dividends on the common stock in the foreseeable future. Although there is no external restriction on paying dividends, we intend to retain earnings, if any, to finance potential acquisitions and operations.

                      Equity Compensation Plan Information
                      ------------------------------------

             Plan category                 Number of securities        Weighted average        Number of securities
                                             to be issued upon        exercise price of      remaining available for
                                                exercise of          outstanding options,        future issuance
                                           outstanding options,      warrants and rights
                                            warrants and rights

                                                    (a)                      (b)                       (c)
Equity compensation plans approved by                0                       N/A                     550,000
security holders  2001 Stock Option Plan

Equity compensation plans not approved            565,000                   $1.37                      --
by security holders  Discretionary
Warrants

Total                                             565,000                   $1.37                    550,000


WARRANTS

         At September 30, 2002, we had outstanding warrants to purchase a total of 565,000 shares of common stock exercisable at prices ranging from $1.10 per share to $5.00 per share and expiring at varying times through April 1, 2007. Such warrants were issued in a number of financing transactions, in connection with consulting arrangements and as compensation to members of the Board of Directors. See "Director Compensation". The warrant holders, as such, are not entitled to vote, receive dividends, or exercise any of the rights of holders for shares of common stock for any purpose until such warrants have been duly exercised and payment of the purchase price has been made. No warrants have been issued or will be issued with an exercise price of less than eighty-five percent (85%) of the fair market value on the date of grant. No warrants have been issued or will be issued with a term of no longer than five years.

OPTIONS AND 2001 STOCK OPTION PLAN

         Effective February 16, 2001, our Board of Directors and Stockholders adopted the 2001 Omnibus Stock Option and Incentive Plan. This plan provides for the grant of options to purchase shares of common stock to our key employees and advisors. The aggregate number of shares of common stock that can be awarded under the plan was 550,000. The plan permits the Board to grant qualified options with an exercise price of not less than the fair market value on the date of grant, and non-qualified options at an exercise price of not less than eighty-five percent (85%) of the fair market value of CapSource's underlying shares of common stock on the date of the grant. The plan permits the Board to grant options with a term of up to ten years for certain qualified options and not more than five years for options granted to a granted to a person holding 10% or more of our stock. However, no options will be issued with a term longer than five years. Options will be used by us to attract and retain certain key individuals and to give such individuals a direct financial interest in our future success and profitability. There are currently no options to purchase shares outstanding under the 2001 Stock Option Plan.


SHARES ELIGIBLE FOR FUTURE SALE

         We have outstanding 7,877,038 shares of common stock. The 3,000,000 shares of common stock being registered in this offering will be freely tradable without restriction under the Securities Act of 1933.

         Of the 7,877,038 shares of common stock outstanding as of September 30, 2002, none have been registered under the Securities Act, and are "restricted securities" under Rule 144 of the Securities Act and may not be sold in the absence of a registration under the Securities Act unless an exemption from registration is available, including an exemption contained in Rule 144. Of the restricted shares, 5,064,325 shares have been held for more than two years and may be transferred, subject to Rule 144.

         In general, under Rule 144 as currently in effect, a holder of restricted shares who has beneficially owned such shares for at least one year (including the holding period of any prior owner other than an affiliate) is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of common stock (approximately 114,129 shares not including: (a) 550,000 shares reserved for issuance under our 2001 Stock Option Plan; (b) 565,000 shares issuable upon exercise of warrants; or (ii) the average weekly trading volume of the common stock in the public market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who is not deemed an affiliate of ours at any time during the 90 days preceding a sale and who beneficially owns shares that were not acquired from us or an affiliate of ours within the past three years is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning CapSource. Under Rule 701, shares privately issued under certain compensatory stock-based plans, may be resold under Rule 144 by non-affiliates subject only to the manner of sale requirements, and by affiliates without regard to the two-year holding period requirement, commencing 90 days after the date hereof.

         Prior to this public offering, there was no market for our common stock and there is no assurance that an active public market for our common stock will develop or be sustained. Sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.

         We have in the past and may in the future grant warrants to consultants and non-employee directors at prices and on terms determined by the board of directors in its discretion. The grant of warrants is not done pursuant to any written plan considered by the stockholders, rather each warrant is a separate written agreement. See "EXECUTIVE COMPENSATION-Stock Options, Warrants."

                                 NOTE FINANCING


         From time to time we have offered both convertible and non-convertible notes to investors. The following table summarizes outstanding notes issued by us and the principal amounts due as of December 9, 2002:


                                               Principal
                                                Amount        Date     Rate   Convertible      Conversion Rate       Maturity
                                               ----------   --------   ----   -----------   ----------------------   --------
Patricia and Gary Dolphus                     $  53,000     08/14/01     12%      Yes       25% discount to market   08/14/03

Patricia and Gary Dolphus                     $  87,000     10/03/01     14%      Yes       25% discount to market   10/03/03

Patricia and Gary Dolphus                     $  50,000     02/20/02     12%      Yes       25% discount to market   02/20/04

Frederick J. and Jean D. Huppert              $  50,000     04/16/02     11%      Yes       25% discount to market   02/01/05

Steven J. Kutcher,
(Custodian for Anthony J. Kutcher, UTMA)      $  40,000     11/06/01     12%      Yes       25% discount to market   11/06/03

Steven J. Kutcher,
(Custodian for Nicole E. Kutcher, UTMA)       $  40,000     11/06/01     12%      Yes       25% discount to market   11/06/03

Irwin Pentel                                  $ 192,280     05/07/01     12%      Yes       25% discount to market   05/07/03
Irwin Pentel                                  $  50,000     06/17/01     11%      Yes       25% discount to market   06/17/05

Randy Pentel (Loan #1)
(Various draws - interest accrued)            $ 554,880     06/04/01     12%       No       Not Applicable           12/31/03

Randy Pentel (Loan #2)
(Various draws - interest accrued)            $ 269,000     12/31/01   9.25%      Yes       $1.00 per share          12/31/04

Church of the Risen Messiah (Credit
line up to $250,000 - interest accrued)       $ 250,000     07/22/02     12%       No       Not Applicable           12/31/02

Joyce L. Birch                                $ 504,303     10/17/02     10%       No       Not Applicable           demand

         TERMS OF THE NOTES. The notes bear interest at various rates ranging from 9.25% to 14%. Interest on the notes is paid monthly. The principal amount of each note is payable at maturity. The notes mature at various times between December 31, 2002 and June 17, 2005. No commissions were paid in connection with the sale of the notes. The proceeds from the sale of the notes were used to acquire inventory for RESALTA, increase the size of REMEX's lease/rental fleet and for general corporate purposes. The notes were not issued pursuant to an indenture and no trustee was retained to enforce any of the obligations represented by the notes.


                              AVAILABLE INFORMATION

         We have filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933, as amended, with respect to the common stock being offered in this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and the Common Stock offered in this prospectus, you should review the registration statement and the exhibits and schedules filed as part of the registration statement. The Registration Statement and the exhibits and schedules forming a part thereof may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the public reference facilities of the Commission, upon payment of prescribed fees. The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants, including us, that file electronically with the SEC. You can also call the SEC at 800-732-0330.


           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                            AND FINANCIAL DISCLOSURE

         We have had no disagreements with our auditors on accounting or financial disclosures.

                          INDEX TO FINANCIAL STATEMENTS

CAPSOURCE FINANCIAL, INC.
  Independent Auditor's Report............................................................................F-2
  Consolidated balance sheets as of September 30, 2002 (unaudited) and December 31, 2001 and 2000 ........F-3
  Consolidated statements of operations for the years ended December 31, 2001 and 2000 and the nine months ended September 30, 2002 and 2001 (unaudited)..........................F-4
  Consolidated statements of stockholders' equity (deficiency) for the years ended
      December 31, 2001 and 2000 and nine months ended September 30, 2002 and 2001 (unaudited) ...........F-5
  Consolidated statements of cash flows for the years ended December 31, 2001 and 2000 and the nine months ended September 30, 2002 and 2001 (audited) ............................................F-6
  Notes to consolidated financial statements..............................................................F-7

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
CapSource Financial, Inc.:


We have audited the accompanying consolidated balance sheets of CapSource Financial, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CapSource Financial, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.








/s/ KPMG LLP
KPMG LLP
Boulder, Colorado
August 21, 2002

                            CAPSOURCE FINANCIAL, INC.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                                                                                           DECEMBER 31,
                                                                  SEPTEMBER 30,    ---------------------------
                                                                       2002            2001            2000
                                                                   -----------     -----------     -----------
                                  ASSETS                           (Unaudited)
Current assets:
   Cash and cash equivalents                                       $    64,192         106,616         482,569
   Rents and receivables, net of allowance for doubtful
      accounts of $79,095, $79,095 and $78,000 in 2002,
      2001 and 2000, respectively                                      186,932         239,746         124,905
   Mexican value added taxes receivable                                 94,808         331,738         155,000
   Inventory                                                            78,671         354,938              --
   Advance payments and other current assets                           959,693          38,236          69,046
                                                                   -----------     -----------     -----------

           Total current assets                                      1,384,296       1,071,274         831,520

Trailer and semi-trailer equipment, net                              2,239,906       2,085,795       1,610,262
Vehicles, net                                                           28,270          65,500              --
Furniture and computer equipment, net                                   56,029          59,613          10,635
                                                                   -----------     -----------     -----------

           Net property, plant and equipment                         2,324,205       2,210,908       1,620,897

Other assets                                                            35,353          12,949           2,128
                                                                   -----------     -----------     -----------
           Total assets                                            $ 3,743,854       3,295,131       2,454,545
                                                                   ===========     ===========     ===========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Accounts payable and accrued expenses                           $   610,903         398,028          72,409
   Deposits and advance payments                                       206,468          68,093          38,350
   Notes payable                                                       254,251              --              --
   Convertible notes payable, net of discount                          173,106              --              --
                                                                   -----------     -----------     -----------

           Total currnet liabilities                                 1,244,728         466,121         110,759

Long term liabilities:
   Convertible notes payable, net of discount                          292,004         305,891              --
   Payable to stockholder, net of discount                             738,605         590,740              --
                                                                   -----------     -----------     -----------

           Total long term liabilities                               1,030,609         896,631              --

Stockholders' equity (deficit):
   Common Stock, $.01 par value. Authorized 100,000,000 shares;
      issued and outstanding 7,877,038 (unaudited), 7,832,895
      and 6,776,962 shares in 2002, 2001 and 2000, respectively         78,989          78,329          67,770
   Additional paid-in capital                                        6,644,098       6,285,008       4,784,497
   Accumulated deficit                                              (5,254,570)     (4,430,958)     (2,508,481)
                                                                   -----------     -----------     -----------

           Total stockholders' equity                                1,468,517       1,932,379       2,343,786
                                                                   -----------     -----------     -----------
           Total liabilities and stockholders' equity              $ 3,743,854       3,295,131       2,454,545
                                                                   ===========     ===========     ===========

See accompanying notes to consolidated financial statements.

                            CAPSOURCE FINANCIAL, INC.
                                AND SUBSIDIARIES
                      Consolidated Statements of Operations

                                                    NINE MONTHS ENDED SEPTEMBER 30,     YEARS ENDED DECEMBER 31,
                                                      ---------------------------     ---------------------------
                                                          2002            2001            2001            2000
                                                      -----------     -----------     -----------     -----------
                                                              (Unaudited)
Rental income from operating leases                   $   537,696         430,488         618,069         402,521
Sales                                                   2,778,562          15,459         388,260               0
Other income                                               77,959          35,079          31,115               0
                                                      -----------     -----------     -----------     -----------
             Total revenue                              3,394,217         481,026       1,037,444         402,521

Costs and expenses:
   Depreciation and direct costs of trailers under
              operating leases                            304,613         410,611         536,698         330,794
   Direct costs of sales                                2,574,161          15,130         369,586               0
   Selling, general and administrative expenses         1,068,986         919,510       1,536,635         685,633
                                                      -----------     -----------     -----------     -----------

             Total expenses                             3,947,760       1,345,251       2,442,919       1,016,427
                                                      -----------     -----------     -----------     -----------

             Operating loss                              (553,543)       (864,225)     (1,405,475)       (613,906)

Other income (expense);
   Interest expense                                      (189,579)        (49,060)       (381,186)        (55,929)
   Foreign exchange gains (losses), net                   (56,444)        (16,610)         11,559         (12,761)
   Other                                                  (24,046)          7,112        (147,375)         41,466
                                                      -----------     -----------     -----------     -----------

             Total other income (expense), net           (270,069)        (58,558)       (517,002)        (27,224)
                                                      -----------     -----------     -----------     -----------

             Net loss                                 $  (823,612)       (922,783)     (1,922,477)       (641,130)
                                                      ===========     ===========     ===========     ===========

Net loss per basic and diluted share                  $     (0.10)          (0.13)          (0.28)          (0.13)
                                                      ===========     ===========     ===========     ===========

See accompanying notes to consolidated financial statements.

                            CAPSOURCE FINANCIAL, INC.
                                AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity
                             and Comprehensive Loss

                     Years Ended December 31, 2001 and 2000
              and nine months ended September 30, 2002 (unaudited)

                                                                                                                         TOTAL
                                                        COMMON STOCK                ADDITIONAL                        STOCKHOLDERS'
                                                        ------------                 PAID-IN        ACCUMULATED          EQUITY
                                                  SHARES            AMOUNT           CAPITAL          DEFICIT          (DEFICIT)
                                               -----------       -----------       -----------      -----------       -----------
Balance at December 31, 1999                     4,956,643            49,566         3,007,424       (1,867,351)        1,189,639

Conversion of payable to stockholder
   to common stock                               1,409,637            14,096         1,395,541                          1,409,637
Common stock issued for cash                       410,682             4,108           381,532                            385,640
Net loss                                                                                               (641,130)         (641,130)
                                               -----------       -----------       -----------      -----------       -----------

Balance at December 31, 2000                     6,776,962       $    67,770         4,784,497       (2,508,481)        2,343,786
                                                                                                    ===========       ===========

Conversion of payable to stockholder
   to common stock                                 867,653             8,677           858,976                            867,653
Common stock issued for cash                       188,280             1,882           216,398                            218,280
Warrants issued for services                                                            29,000                             29,000
Discount on convertible notes
   payable and payable to stockholder                                                  396,137                            396,137
Net loss                                        (1,922,477)                                          (1,922,477)
                                               -----------       -----------       -----------      -----------       -----------

Balance at December 31, 2001                     7,832,895            78,329         6,285,008       (4,430,958)        1,932,379
                                               ===========       ===========       ===========      ===========       ===========

Discount on convertible notes payable and
   payable to stockholder from beneficial
   conversion option                                                                   282,500                            282,500
Common stock issued for cash                        29,143               291            50,709                             51,000
Common stock issued for acquisition of
   remaining 20% minority interest
   in RESALTA                                       15,000               150            26,100                             26,250
Net loss                                                                                               (823,612)         (823,612)
                                               -----------       -----------       -----------      -----------       -----------

Balance at September 30, 2002 (unaudited)        7,877,038       $    78,770         6,644,317       (5,254,570)        1,468,517
                                               ===========       ===========       ===========      ===========       ===========

See accompanying notes to consolidated financial statements.

                            CAPSOURCE FINANCIAL, INC.
                                AND SUBSIDIARIES

                       Consolidated Statements Cash Flows

                                                                      NINE MONTHS ENDED                YEARS ENDED
                                                                        SEPTEMBER 30,                  DECEMBER 31,
                                                                  -------------------------------------------------------
                                                                     2002           2001           2001           2000
                                                                  ----------     ----------     ----------     ----------
                                                                         (Unaudited)
Cash flows from operating activities:
   Net loss                                                       $ (823,612)      (922,783)    (1,922,477)      (641,130)
   Adjustments to reconcile net loss to net cash used in
      operating activities:
         Provision for doubtful accounts                                  --             --          1,095          6,000
         Depreciation and amortization                               207,974        304,009        402,696        258,745
         Warrants for common stock issued for services                    --         29,000         29,000             --
         Accretion of discount on convertible notes payable
            and payable to stockholder                                75,138             --         57,758             --
         Accretion of discount on payable to stockholder
            converted to equity prior to maturity                         --             --        228,584             --
         Issuance of common stock to acquire minority interest        26,250             --             --             --
         Changes in operating assets and liabilities:
            Rents and other receivables                              289,744       (151,224)      (292,674)        37,164
            Inventory                                                276,267       (477,423)      (354,938)             0
            Other current assets                                    (921,457)       (41,444)        30,810        (69,046)
            Accounts payable and accrued expenses                    212,875        113,461        325,619        (74,455)
            Deposits and advance payments                            138,375         31,564         29,743         17,795
            Other assets                                             (22,404)        (5,926)       (10,821)         3,776
                                                                  ----------     ----------     ----------     ----------
                     Net cash used in operating activities          (540,850)    (1,120,766)    (1,475,605)      (461,151)
                                                                  ----------     ----------     ----------     ----------

Cash flows from investing activities
   Purchase of trailer and semi-trailer equipment                   (478,407)    (1,006,980)      (992,379)      (560,122)
   Purchase of vehicles and equipment                                (21,162)      (116,556)      (130,090)        (2,773)
   Disposal of property, plant and equipment                         178,297        120,568        129,762              0
                                                                  ----------     ----------     ----------     ----------
                     Net cash used in investing activities          (321,272)    (1,002,968)      (992,707)      (562,895)
                                                                  ----------     ----------     ----------     ----------

Cash flows from financing activities
   Proceeds from payable to stockholder                              362,246      1,466,885      1,458,393      1,027,363
   Proceeds from convertible notes payable                           152,201             --        415,686             --
   Proceeds from notes payable                                       254,251             --             --             --
   Proceeds from sales of common stock                                51,000        218,280        218,280        385,640
                                                                  ----------     ----------     ----------     ----------
                     Net cash provided by financing activities       819,698      1,685,165      2,092,359      1,413,003
                                                                  ----------     ----------     ----------     ----------


                     Net increase in cash and cash equivalents       (42,424)      (438,569)      (375,953)       388,957

Cash and cash equivalents at the beginning of the period             106,616        482,569        482,569         93,612
                                                                                                ----------     ----------

Cash and cash equivalents at the end of the period                $   64,192         44,000        106,616        482,569
                                                                  ==========     ==========     ==========     ==========

Supplemental disclosure of non-cash investing and
  financing activities:
      Cash paid for interest                                      $   18,626          8,316         20,151             --
                                                                  ==========     ==========     ==========     ==========

      Conversion of payable to stockholder to common stock        $       --             --        867,655      1,409,637
                                                                  ==========     ==========     ==========     ==========

See accompanying notes to consolidated financial statements.

                           CAPSOURCE FINANCIAL, INC.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           September 30, 2002 (unaudited), December 31, 2001 and 2000


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  NATURE OF OPERATIONS

          CapSource Financial, Inc. (CapSource or the Company) is a Colorado corporation with its principal place of business in Boulder, Colorado. CapSource is a holding company that leases and rents a fleet of dry van and stainless steel tank truck trailers through operating leases in Mexico through its wholly-owned Mexican subsidiaries, Rentas y Remolques de Mexico, S.A. de C.V. (REMEX), and Opciones Integrales de Arrendamiento S.A. de C.V. In addition, CapSource sells and distributes dry vans and truck-trailers through its wholly owned subsidiaries Remolques y Sistemes Aliados de Transportacion, S.A. de C.V. and Operador de Servicios Administrativos Integrales, S.A. de C.V. (RESALTA). The Company operates in one segment, the leasing and selling of trailers, and all operations are in Mexico.

     (b)  USE OF ESTIMATES

          The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include depreciation rates, impairment equipment, residual values, allowance for doubtful accounts, income tax valuation allowance and the fair value of beneficial conversion features. Actual results could differ significantly from those estimates.

     (c)  PRINCIPLES OF CONSOLIDATION

          The consolidated financial statements include the financial statements of CapSource and its wholly-owned subsidiaries. For the years ended December 31, 2001 and 2000, RESALTA was an 80% owned subsidiary of the Company. For those periods all significant intercompany balances and transactions have been eliminated in consolidation. Minority interest is recorded for other stockholders' ownership interests in majority owned subsidiaries of CapSource.

     (d)  CASH AND CASH EQUIVALENTS

          Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less.

     (e)  ALLOWANCE FOR DOUBTFUL ACCOUNTS

          An allowance for doubtful accounts is maintained at levels determined by management to be adequate based upon specific identification of certain past-due accounts, which are in the legal collection process, and deemed to be improbable as to their collection. In addition, a general percentage allowance is provided for all other past-due accounts, based on account aging. Past-due accounts are charged-off against the allowance when management considers that all practical efforts to collect the accounts have been exhausted. Accounts receivable are reviewed quarterly to determine the adequacy of the allowance for doubtful accounts.

     (f)  MEXICAN VALUE ADDED TAX RECEIVABLE

          Mexican value added tax receivable is the excess of the value added tax paid versus the value added tax collected which the Company is in the process of collecting as a normal value added tax refund from the Mexican government.

     (g)  INVENTORY

          Inventory represents trailers purchased for resale and are recorded at the lower of cost or market on a first-in first-out basis.

                           CAPSOURCE FINANCIAL, INC.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           September 30, 2002 (unaudited), December 31, 2001 and 2000


     (h)  RECOGNITION OF REVENUE FROM EQUIPMENT SALES

          Revenue generated by the sale of trailer and semi-trailer equipment is recorded at the time the title to the equipment legally transfers to the buyer. This policy applies to sale of equipment by both the REMEX trailer leasing subsidiary, and the RESALTA trailer sales subsidiary.

     (i)  EQUIPMENT

          Equipment is recorded at cost. Trailer and semi-trailer equipment is depreciated on a straight-line basis over the estimated useful life of ten years. Prior to January 1, 2002, the Company depreciated its trailer and semi-trailer equipment over an estimated useful life of seven years. If the estimated useful life of trailer and semi-trailer equipment was changed from seven to ten years in 2001, the net loss for 2001 would have been reduced by approximately $109,000. Vehicles are depreciated on a straight-line basis over the estimated useful life of three years. Furniture and computer equipment is depreciated on a straight-line basis over the estimated useful life ranging from three to ten years.

     (j)  INCOME TAXES

          The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (k)  EARNINGS PER SHARE

                          NINE MONTHS ENDED SEPTEMBER 30,     YEARS ENDED DECEMBER 31,
                            ---------------------------     ---------------------------
                                2002            2001            2001            2000
                            -----------     -----------     -----------     -----------
                                   (Unaudited)
Net loss                    $  (823,612)       (922,783)     (1,922,477)       (641,130)
Common and common
    equivalent shares
    outstanding:

Historical common
    equivalent shares
    outstanding               7,832,895       6,776,962       6,776,962       4,956,643

Weighted average common
    shares issued during
    period                       12,342         175,876         180,919         107,482
                            -----------     -----------     -----------     -----------
Weighted average common
    shares issued -
    basic and diluted         7,845,237       6,932,838       6,957,881       5,064,125
                            ===========     ===========     ===========     ===========
Loss per basic and
diluted share               $      (.10)           (.13)          (0.28)          (0.13)
                            ===========     ===========     ===========     ===========

          Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of equity instruments is calculated using the treasury stock method.

                           CAPSOURCE FINANCIAL, INC.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           September 30, 2002 (unaudited), December 31, 2001 and 2000


          Warrants to purchase 525,000, 525,000 and 255,000 common shares as of September 30, 2002, December 31, 2001 and 2000, respectively, were excluded from the treasury stock calculation because they were anti-dilutive.


     (l)  EQUIPMENT LEASING

          Statement of Financial Accounting Standards No. 13, ACCOUNTING FOR LEASES, requires that a lessor account for each lease by either the direct financing, sales-type (collectively capital leases), or operating lease method. Direct financing and sales-type leases are defined as those leases that transfer substantially all of the benefits and risks of ownership of the equipment to the lessee. For all types of leases, the determination of classification considers the estimated value of the equipment at lease termination, referred to as the residual value. The Company's leases are classified as operating leases for all of the Company's leases as its lease contracts do not satisfy the criteria to be recognized as capital leases.

          Leasing revenue consists principally of monthly rentals and related charges due from lessees. Leasing revenue is recognized ratably over the lease term. Deposits and advance rental payments are recorded as a liability until repaid or earned by the Company. Operating lease terms range from month-to-month rentals to five years. Initial direct costs
          (IDC) are capitalized and amortized over the lease term in proportion to the recognition of rental income. Depreciation expense and amortization of IDC are recorded as leasing costs in the accompanying consolidated statements of operations on a straight-like basis over the estimated useful life of the equipment. Residual values are established at lease inception equal to the estimated value to be received from the equipment following termination of the initial lease (which in certain circumstances includes anticipated re-lease proceeds) as determined by the Company. In estimating such values, the Company considers all relevant information and circumstances regarding the equipment and the lessee.

     (m)  ALLOWANCE FOR IMPAIRMENT

          An allowance for impairment is maintained at levels determined by management to adequately provide for any other than temporary declines in asset values. In determining impairment, economic conditions, the activity in used equipment markets, the effect of actions by equipment manufacturers, the financial condition of lessees, the expected courses of action by lessees with regard to leased equipment at termination of the initial lease term, and other factors which management believes are relevant, are considered. Recoverability of an asset's value is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If a loss is indicated, the loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Asset dispositions are recorded upon the termination or remarketing of the underlying assets. Assets are reviewed annually to determine the adequacy of the allowance for impairment.

     (n)  FOREIGN EXCHANGE TRANSLATION

          The financial statements of the Company's Mexican subsidiaries where the U.S. dollar is the functional currency and which have certain transactions denominated in the local currency are remeasured into the U.S. dollar. The remeasurement of the local currency into U.S. dollars creates translation adjustments which are included in other income (expense).

                           CAPSOURCE FINANCIAL, INC.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           September 30, 2002 (unaudited), December 31, 2001 and 2000


          The accounts of the Company's Mexican subsidiaries are reported in the Mexican peso; however, as all leases and generally all other activities are denominated in U.S. dollars, the functional currency is the U.S. dollar. For those operations, certain assets and liabilities are remeasured into U.S. dollars at historical exchange rates and certain assets and liabilities are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are translated at average monthly exchange rates in accordance with Statement of Financial Accounting Standards No. 52, FOREIGN CURRENCY TRANSLATION (SFAS No. 52). Net exchange gains or losses resulting from translation of those assets and liabilities which have been translated into U.S. dollars at the period-end exchange rates were recognized in the results of operations in the period incurred.

     (o)  BENEFICIAL CONVERSION OPTION

          In connection with the issuance of debt instruments, the Company granted the holders the option to convert the debt into equity of the Company at amounts less than the current fair value of its common stock. In calculating the fair value of these beneficial conversions, the Company estimated the fair value of the Company's stock based on current results, budgeted performance, and recent transactions involving the Company's common stock.

     (p)  STOCK-BASED COMPENSATION

          The Company has adopted Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (SFAS No. 123). As permitted under this standard, the Company has elected to follow Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB 25), in accounting for its stock options and other stock-based employee awards.


(2)  LIQUIDITY

     The Company plans to raise capital through the sale of its common stock through a public offering scheduled to take place during the fourth quarter of 2002. If the public offering does not take place or if it is under subscribed, management of the Company may seek additional funding from existing stockholders. These stockholders have expressed the willingness and ability to contribute additional capital, if necessary. However, no financing agreements have been formalized.

     Management believes that the cash to be received from the future sale of the Company's common stock to existing stockholders plus cash expected to be generated from operations to be sufficient to fund operations through December 31, 2002 and to satisfy obligations as they become due.


(3)  EQUIPMENT

     At September 30, 2002, December 31, 2001 and 2000, equipment consists of the following:

                                                              DECEMBER 31,
                                      SEPTEMBER 30,   ---------------------------
                                          2002            2001            2000
                                      -----------     -----------     -----------
                                      (Unaudited)
Trailer and semi-trailer equipment    $ 3,172,447       2,877,503       2,208,816
Vehicles                                   38,635          72,564              --
Furniture and computer equipment           83,548          75,518          17,831
                                      -----------     -----------     -----------

                                        3,294,630       3,025,585       2,226,647
Less accumulated depreciation            (970,425)       (814,677)       (605,750)
                                      -----------     -----------     -----------

                                      $ 2,324,205       2,210,908       1,620,897
                                      ===========     ===========     ===========

                           CAPSOURCE FINANCIAL, INC.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           September 30, 2002 (unaudited), December 31, 2001 and 2000


(4)  FUTURE MINIMUM RENTAL INCOME

     Future minimum lease payments receivable from noncancelable operating leases on equipment as of September 30, 2002 and December 31, 2001 are as follows:

                                                       2002           2001
                                                   -----------    -----------
                                                   (Unaudited)
     Year ending December 31:
         2002                                      $   168,274        622,553
         2003                                          570,544        568,428
         2004                                          570,144        460,524
         2005                                          570,144        415,336
         2006                                          439,764        239,420
         Thereafter                                    105,868             --
                                                   -----------    -----------

                                                   $ 2,424,738      2,306,261
                                                   ===========    ===========


(5)  SIGNIFICANT CUSTOMERS

     All of the Company's lessees are located in Mexico but the lease payments are denominated in U.S. dollars. During the nine months ended September 30, 2002 and the fiscal years 2001 and 2000, rental income from customers who represent 10% or greater of rental income are as follows:

                                 SEPTEMBER 30,
            CUSTOMER                 2002            2001            2000
      ------------------------   -------------   -------------   -------------
                                  (Unaudited)
      Customer A                 $      59,683         117,934         128,100
      Customer B                        52,751          82,787         106,770
      Customer C                            --              --          42,325
      Customer D                        68,774         134,429              --
      Customer E                        51,525          69,677          36,450
      Customer F                       164,112         115,621              --


(6)  NOTES PAYABLE AND CONVERTIBLE NOTES PAYABLE

     Notes payable and convertible notes payable at September 30, 2002, December 31, 2001 and 2000 consist of the following:

     Short term notes payable with unpaid principal and accrued interest payable on the following due dates at the following rates:

                                             2002         2001          2000
                                         -----------   -----------   -----------
                                         (Unaudited)
Due December 31, 2002 at 12% per annum   $   254,251
                                         -----------   -----------   -----------
                                         $   254,251
                                         ===========   ===========   ===========

     Short-term convertible notes payable with unpaid principal and accrued interest payable on the following due dates at the following rates:

                                             2002         2001          2000
                                         -----------   -----------   -----------
                                         (Unaudited)

Due May 7, 2003 at 12% per annum         $   194,176            --            --
                                         -----------   -----------   -----------

                                             194,176            --            --
Discount on convertible notes payable        (21,070)           --            --
                                         -----------   -----------   -----------

                                         $   173,106            --            --
                                         ===========   ===========   ===========

                           CAPSOURCE FINANCIAL, INC.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           September 30, 2002 (unaudited), December 31, 2001 and 2000


     Long-term convertible notes payable with unpaid principal and accrued interest payable on the following due dates at the following rates:

                                             2002         2001          2000
                                         -----------   -----------   -----------
                                         (Unaudited)

Due May 7, 2003 at 12% per annum         $        --       193,798            --
Due August 14, 2003 at 12% per annum          53,523        53,296            --
Due October 3, 2003 at 14% per annum          88,001        87,934            --
Due November 6, 2003 at 12% per annum         40,395        40,329            --
Due November 6, 2003 at 12% per annum         40,395        40,329            --
Due February 20, 2004 at 12% per annum        50,493            --            --
Due February 1, 2005 at 11% per annum         50,452            --            --
Due June 17, 2005 at 11% per annum            50,452            --            --
                                         -----------   -----------   -----------
                                             373,711       415,686            --
Discount on convertible notes payable        (81,707)     (109,795)           --
                                         -----------   -----------   -----------

                                         $   292,004       305,891            --
                                         ===========   ===========   ===========

     The convertible notes payable are immediately convertible into common stock at 75% of the market price (as defined in the agreement) of common stock on the date of conversion. This beneficial conversion feature has been valued in accordance with EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios (EITF 98-5) and EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (EITF 00-27) at the intrinsic value at the commitment date. The beneficial conversion feature is recorded as an increase to additional paid-in capital and a discount on the related debt which is accreted to interest expense from the commitment date to the stated maturity date of the debt using the effective interest method.

     During the nine months ended September 30, 2002 and the year ended December 31, 2001, the Company recorded discounts of $50,000 and $135,760, respectively, in connection with the beneficial conversion features on the convertible notes payable.


(7)  PAYABLE TO STOCKHOLDER

     Payable to stockholder at September 30, 2002, December 31, 2001 and 2000 consists of the following:

                                             2002         2001          2000
                                         -----------   -----------   -----------
                                         (Unaudited)
Unsecured notes payable to stockholder
    with interest at 12.0% per annum
    with unpaid principal and accrued
    interest due on December 31, 2003.   $   634,887       590,740            --
Convertible notes payable to
    stockholder with interest at 9.25%
    per annum with unpaid principal
    and accrued interest due
    December 31, 2004.                       318,099            --
                                         -----------   -----------   -----------

                                             952,986       590,740            --
Discount on convertible notes payable       (214,281)           --            --
                                         -----------   -----------   -----------

                                         $   738,605       590,740            --
                                         ===========   ===========   ===========

                           CAPSOURCE FINANCIAL, INC.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           September 30, 2002 (unaudited), December 31, 2001 and 2000


     The convertible note payable is convertible to common stock of the Company at a conversion price of $1.00 per common share. In 2001, debt of $826,805 plus accrued interest of $40,848 was converted into common stock. In 2000, debt of $1,344,174 plus accrued interest of $65,463 was converted to common stock.

     During the nine months ended September 30, 2002 and the year ended December 31, 2001, the Company recorded discounts of $232,500 and $260,377, respectively, in connection with the beneficial conversion features on the payable to stockholder.


(8)  CONVERSION OF STOCKHOLDER NOTE

     The December 31, 2001 consolidated statement of operations includes a charge of $228,584 to interest expense which represents the unaccreted discount on the convertible stockholder note that was converted to common stock prior to its maturity.


(9)  INCOME TAXES

     Income tax benefit for the years ended December 31, 2001 and 2000 differed from the amounts computed by applying an income tax rate of 34% to pretax loss as a result of the following:

                                                          2001          2000
                                                      -----------   -----------

Computed expected tax benefit                         $   653,642       217,984
Reduction (increase) in income taxes resulting
    from:
      State and local taxes, net of federal
        benefit and other                                  36,594        76,617
      Increase in valuation allowance                    (690,236)     (294,601)
                                                      -----------   -----------

                                                      $        --            --
                                                      ===========   ===========

     The tax effect of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2001 and 2000 are presented below:

                                                          2001          2000
                                                      -----------   -----------

Deferred tax assets:
    Allowance for doubtful accounts                   $    26,893        26,447
    Accrued expenses                                       46,948         8,476
    Net operating loss carryforwards                    1,808,085     1,036,088
                                                      -----------   -----------

              Total gross deferred tax assets           1,881,926     1,071,011

Deferred tax liabilities:
    Inventories                                           120,679            --
                                                      -----------   -----------
              Total gross deferred tax                    120,679            --
                liabilities

Less valuation allowance                               (1,761,247)   (1,071,011)
                                                      -----------   -----------

              Net deferred tax assets                 $        --            --
                                                      ===========   ===========

                           CAPSOURCE FINANCIAL, INC.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           September 30, 2002 (unaudited), December 31, 2001 and 2000


     Deferred tax assets are fully offset by a valuation allowance. As of December 31, 2001, the Company has net operating loss carryforwards for U.S. or Mexico federal income tax purposes of approximately $4,550,000 which are available to offset future federal taxable income and expire starting in 2002 through 2020.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Due to historical losses, realization of tax assets is not assured and, accordingly, management has recognized a valuation allowance for all deferred income tax assets.

     The Company has included $94,808, $331,738 and $155,000 of value-added tax credit receivables in their receivable balance as of September 30, 2002, December 31, 2001 and 2000, respectively. This credit is the excess of the value-added tax paid versus the value-added tax collected, which the Company is in the process of collecting as a normal value-added tax refund from the Mexican government.


(10) COMMON AND PREFERRED STOCK

     The Company has authority to issue different classes of common stock and preferred stock up to a total of 100,000,000 shares. At December 31, 2001, no shares of preferred stock or other classes of common stock have been issued.

     In December 2001 and 2000, the Company issued warrants to directors to purchase 125,000 shares of common stock at $1.30 and $1.10 per share, respectively. The warrants are immediately exercisable and have a five-year life. The Company applied APB 25 in accounting for stock options and awards and, accordingly, no compensation expense has been recorded as the exercise price of the warrants was at or above the then estimated fair value at the issue date.

     Had the Company determined compensation cost for the warrants pursuant to the fair value based accounting method consistent with the provisions of SFAS No. 123; pro forma net loss would have been $1,960,000 and $659,000 for the years ended December 31, 2001 and 2000, respectively. The fair values of each warrant of $0.18 and $0.14, respectively, are estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: no dividend yield, expected volatility of 0% weighted average risk-free rate of 5.13% and 6.00%, respectively, and weighted average expected lives of five years.

     In April 2001, in conjunction with a private placement offering to sell its common stock, the Company issued 20,000 A Warrants and 20,000 B Warrants to purchase one share of common stock for each Warrant. Each A Warrant is exercisable immediately and for a period of two years from the date of issue, at $2.50. Each B Warrant is exercisable immediately and for a period of five years from the date of issue, at $5.00. The Warrants are callable by the Company at $0.05 each. The A Warrants are callable after one year and the B Warrants are callable after two years.

     Also during 2001, the Company issued 20,000 warrants to a consultant and 125,000 warrants to a member of the board of directors for services rendered. These warrants are to purchase common stock at $1.10 per share. Compensation expense of $29,000 has been recorded for these warrants equal to the estimated fair value of the services provided to the Company.


(11) COMMITMENTS AND CONTINGENCIES

     The Company leases office space under noncancelable operating leases. The leases, which all expire in 2002, contain renewal options and provide for annual escalation for utilities, taxes and service costs. Rent expense was $39,604, $50,464 and $16,837 for the nine months ended September 30, 2002 and for the years ended December 31, 2001 and 2000, respectively.

     Effective July 1, 2000 the Company adopted an Employee Compensation Plan. Under this plan, up to 1.5% of lease revenue is paid to those employees responsible for lease origination and lease financing.

                           CAPSOURCE FINANCIAL, INC.
                                AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
           September 30, 2002 (unaudited), December 31, 2001 and 2000


     On February 16, 2001, the Company adopted the 2001 Omnibus Stock Option and Incentive Plan (the "Plan"). The Plan provides that options to purchase shares of the Company's common stock may be granted to key employees, directors, consultants and others who are expected to provide significant services to the Company. The exercise price of the options ranges between 85% to 110% of the fair value of the Company's common stock at the date of grant depending on the type of option and optionee. The aggregate number of shares that can be under the Plan is 550,000. As of June 30, 2002, no options have been issued under the Plan.

     The RESALTA subsidiary was formed to sell tractor-trailers and related equipment, initially under an agreement negotiated between CapSource and Hyundai Precision America, Inc. Under the terms of the Hyundai Agreement, the Company is obligated to meet certain requirements to purchase a minimum number of Hyundai trailer products for each of the first three years. To date the Company has not met these requirements. Hyundai has chosen not to enforce the requirements thus far. There is no assurance that Hyundai will continue its current position of not enforcing the minimum purchase requirements of the agreement. If Hyundai chooses to enforce the minimum purchase requirements of the existing agreement, the Company could be required to purchase Hyundai trailers for which it has no immediate need or face the possible termination of the exclusivity of the Hyundai Agreement.

     As of September 30, 2002, the Company had committed to purchase an additional 210 trailers from Hyundai for sale or lease. The total purchase price was approximtely $3,500,000, towards which the Company had made a down-payment to Hyundai of approximately $900,000 as of September 30, 2002.


(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, rents receivable, other receivables, inventory, other current assets, accounts payable and accrued expenses and deposits and advance payments approximate fair value because of the short maturity of these instruments.

     The carrying amounts of the payable to stockholder and convertible notes payable approximate fair value (before discount) because the interest rates are based on currently offered rates by lending institutions for similar debt instruments of comparable maturities.


(13) FORMATION OF RESALTA

     CapSource formed RESALTA, an 80% owned subsidiary in April 2001. The minority interest stockholder of RESALTA converted his ownership interest in RESALTA into common stock of the Company in June 2002. Consequently, at September 30, 2002, RESALTA is a wholly owned subsidiary of the Company. The minority interest stockholder made no financial investment. Due to losses in all periods and an excess of liabilities over assets for RESALTA, no minority interest was recognized, as the minority interest stockholder was not responsible for liabilities or losses of RESALTA. The fair value of the shares of CapSource granted in exchange for the 20% minority interest was deemed to be the same as the expected per share price of CapSource's planned sale of common stock in late 2002.

================================================================================

NO DEALER OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO PURCHASE BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                        --------------------------------
                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................... 2
The Offering................................................................. 3
Risk Factors................................................................. 5
Safe Harbor for Forward-Looking Statement....................................10
Use of Proceeds..............................................................10
Determination of Offering Price .............................................11
Capitalization...............................................................12
Dilution ....................................................................13
Plan of Distribution ........................................................14
Legal Proceedings ...........................................................14
Management...................................................................14
Executive Compensation.......................................................16
Principal Stockholders.......................................................18
Description of Securities....................................................19
Interest of Named Experts and Counsel........................................20
Commission Position on Indemnification.......................................20
Organization Within Last Five Years..........................................20
Business.....................................................................21
Our Reports to Security Holders..............................................27
Employees....................................................................28
Management's Discussion and Analysis of
   Financial Condition and Results of Operations.............................28
Description of Property......................................................34
Certain Relationships and Related Transactions...............................34
Market for Common Equity and Related
   Stockholder Matters.......................................................35
Note Financing...............................................................37
Available Information........................................................37
Changes In and Disagreements with Accountants................................37
Index to Financial Statements.............................................. F-1

                        --------------------------------


Until March 27, 2002, (90 days from the date of this Prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters an with respect to their unsold allotments or subscriptions.


================================================================================


                               3,000,000 SHARES OF
                                  COMMON STOCK




                            CAPSOURCE FINANCIAL, INC.




                                   ----------

                                   PROSPECTUS

                                   ----------










                                December 27, 2002


================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 7-109-103 of the Colorado Business Corporation Act provides that, unless limited by a corporation's articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because the person is or was a director or officer of the corporation, against reasonable expenses incurred by him or her in connection with the proceeding. Section 7-109-108 of the Colorado Business Corporation Act permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under Colorado law.

         Article IX of our Bylaws provides that we are authorized to indemnify its directors, officers, employees or agents to the fullest extent permitted by Colorado law.


ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses to be borne by us, other than underwriting discounts and commissions, in connection with the issuance and distribution of the shares of Common Stock offered hereby:

SEC registration fee                                                      $  483
Legal fees and expenses                                                   45,000
Accounting fees and expenses                                              25,000
Blue Sky fees and expenses                                                21,000
Printing expenses.                                                         2,500
Transfer agent fees and expenses                                             350
Miscellaneous                                                              6,667
                                                                           -----

TOTAL                                                                   $101,000

         Each amount set forth above is estimated, except for SEC registration fee.


ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

         During the past three years, we have sold the following securities pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"):

1. In November 1999, CapSource issued 22,000 shares of common stock to Randolph M. Pentel in exchange for a cash contribution of $22,000.

2. In January 2000, CapSource issued 65,150 shares of common stock to Randolph M. Pentel in exchange for a cash contribution of $65,150.

3. In January 2000, CapSource issued 40,978 shares of common stock to Randolph M. Pentel in exchange for travel services valued at $20,489.

4. In December 2000, CapSource issued 1,409,637 shares of common stock to Randolph M. Pentel in exchange for the conversion notes to CapSource in the amount of $1,409,637 made by RTL, LLC, a company controlled by Randolph M. Pentel.

5. In December 2000, CapSource issued 300,000 shares of common stock to Randolph M. Pentel in exchange for a cash contribution of $300,000.

6. In January 2001, CapSource issued 168,280 shares of common stock to Randolph M. Pentel in exchange for a cash contribution of $168,280.

7. In April 2001, CapSource issued 20,000 shares of common stock to Gary and Patricia Dolphus in exchange for a cash contribution of $50,000.

8. In May 2001, CapSource issued a 12% $192,280 convertible promissory note to Irwin Pentel in exchange for $192,280. The note is convertible to common stock at a 25% discount to market price, and matures May 2003.

9. In June 2001, CapSource issued a 12% $554,880 (interest accrued) promissory note to Randolph M. Pentel in exchange for $544,880. The note matures December 31, 2003.

10. In June 2001, CapSource issued an 11% $50,000 convertible promissory note to Irwin Pentel in exchange for $50,000. The note is convertible to common stock at a 25% discount to market price and matures June 2005.

11. In August 2001, CapSource issued a 12% $53,000 convertible promissory note to Patricia and Gary Dolphus, in exchange for $53,000. The note is convertible to common stock at a 25% discount to market price and matures August 2003.

12. In October 2001, CapSource issued a 14% $87,000 convertible promissory note to Patricia and Gary Dolphus, in exchange for $87,000. The note is convertible to common stock at a 25% discount to market price and matures October 2003.

13. In November 2001, CapSource issued a 12% $40,000 convertible promissory note to Steven J. Kutcher, Custodian for Anthony J. Kutcher, UTMA, in exchange for $40,000. The note is convertible to common stock at a 25% discount to market price and matures November 2003.

14. In November 2001, CapSource issued a 12% $40,000 convertible promissory note to Steven J. Kutcher, Custodian for Nicole J. Kutcher, UTMA, in exchange for $40,000. The note is convertible to common stock at a 25% discount to market price and matures November 2003.

15. In December 2001, CapSource issued a 9.25% $269,000 (interest accrued) convertible promissory note to Randolph M. Pentel, in exchange for $269,000. The note is convertible to common stock at $1.00 per share and matures December 2004.

16. In February 2002, CapSource issued a 12% $50,000 convertible promissory note to Patricia and Gary Dolphus, in exchange for $50,000. The note is convertible to common stock at a 25% discount to market price and matures February 2004.

17. In April 2002, CapSource issued an 11% $50,000 convertible promissory note to Fredrick J. and Jean D. Huppert in exchange for $50,000. The note is convertible to common stock at a 25% discount to market price and matures February 2005.

18. In July 2002, CapSource issued a 12% $250,000 promissory note to the Church of the Risen Messiah in exchange for $250,000. The note matures December 2002.

19. On August 2, 2002 CapSource issued 29,143 shares of common stock to Randolph M. Pentel in exchange for a cash contribution of $51,000.

20. We have issued warrants to officers, directors and others from time to time, aggregating 565,000 shares, at exercise prices between $1.10 and $5.00. Some of the warrants were issued for board participation, some as compensation for services, and some as companion to convertible note offerings.

         The above transactions were made in reliance upon the exemptions from registration provided under Section 4(2) and 4(6) of the Securities Act, and Rules 504, 505 and 506 of Regulation D. The purchasers of such securities acquired the securities for his or her own account and not with a view to any distribution thereof to the public. The certificates evidencing the securities bear (or will bear upon issuance, in the case of convertible securities) a legend stating that the securities may not be offered, sold or transferred other than pursuant to an effective Registration Statement under the Securities Act, or an exemption from such registration requirements.

ITEM 27. EXHIBITS.

    EXHIBIT NO.                           DESCRIPTION
            ---                           -----------


           *3.1   Articles of Incorporation
         *3.1.1   Articles of Amendment to the Articles of Incorporation (Name
                  Change)
         *3.1.2   Articles of Amendment to the Articles of Incorporation
                  (Authorized Capital)
           *3.2    By-laws
           *4.1   Specimen of Common Stock Certificate
            5.1   Opinion of Rider Bennett Egan and Arundel LLP
          *10.1   Employment Agreement dated December 10, 2000 Between Company and Fred C. Boethling
          *10.2   Employment Agreement dated December 10, 2000 Between Company and Steven E. Reichert
          *10.3   Employment Agreement dated December 10, 2000 Between Company and Lynch Grattan
          *10.4   CapSource Financial, Inc. 2001 Omnibus Stock Option and
                  Incentive Plan
          *10.5   Form of Warrant Agreement
          *10.6   Form of Certificate for Common Stock Purchase Warrants
          +10.7   Hyundai Distribution Agreement
          *10.8   12% Promissory Note dated June 4, 2001 in Favor of Randolph M.
                  Pentel
          *10.9   9.25% Convertible Promissory Note dated December 31, 2001 in
                  Favor of Randolph M. Pentel
         *10.10   12% Convertible Promissory Note dated November 6, 2001 in
                  Favor of Steven J. Kutcher as custodian for Anthony J.
                  Kutcher, UTMA
         *10.11   12% Convertible Promissory Note dated November 6, 2001 in
                  Favor of Steven J. Kutcher as custodian for Nicole E. Kutcher,
                  UTMA
         *10.12   Conzuelo Shareholder Agreement with Amendment
          *11.1   Statement Regarding Computation of Per Share Earnings
          *21.1   List of Subsidiaries
         **23.1   Consent of KPMG LLP
              +   Portions omitted pursuant to a Confidential Treatment Request
                  ("CRT"), which CRT was granted pursuant to a Commission Order as of the effective date of this Registration Statement. The omitted portions have been filed separately with the Commission.
              *   Incorporated by reference to the Company's Registration
                  Statement on Form SB-2 filed October 7, 2002.
             **   Incorporated by reference to the Company's Registration
                  Statement on Form SB-2 filed October 7, 2002 by the Company's
                  Amendment No. 1 to Form SB-2 filed December 9, 2002.



ITEM 28. UNDERTAKINGS.

         II.      The undersigned small business issuer hereby undertakes:
         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
         (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and
         (iii) To include any additional or changed material information on the plan of distribution.
         (2) That, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
         III. The undersigned small business issuer hereby undertakes to provide certificates in such denominations and registered in such names as required to permit prompt delivery to each purchaser.
         IV. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, (the "Act") may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the provisions summarized in Item 24 above, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         In accordance with the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, in the City of Boulder, State of Denver, on December 23, 2002.


                                         CAPSOURCE FINANCIAL, INC.



                                         By: /s/ Fred C. Boethling
                                            ------------------------------------
                                             Fred C. Boethling,
                                             President, Chief Executive Officer
                                             and Director



         In accordance with the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement was signed on December 23rd, 2002 by the following persons in the capacities stated.



       Signature                                   Title
       ---------                                   -----


/s/ Fred C. Boethling
 ---------------------
   Fred C. Boethling             President, Chief Executive Officer and Director


/s/ Steven E. Reichert
----------------------
  Steven E. Reichert             Vice President, General Counsel and Director


 /s/ Steven J. Kutcher
 ---------------------
   Steven J. Kutcher             Vice President, Chief Financial Officer


/s/ Randolph M. Pentel
----------------------
  Randolph M. Pentel             Director


   /s/ Lynch Grattan
--------------------
     Lynch Grattan               Director